UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated December 12, 2005	3 — 77
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005	Cameco Corporation
By:

/s/ Gary M.S. Chad

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Cameco Corporation (“Cameco”)
2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2	Date of Material Change

December 2, 2005

Item 3	News Release

The English version and the French translation of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on December 2, 2005. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

On December 2, 2005, Cameco announced that it has reached an agreement to acquire a 100% interest in Zircatec Precision Industries, Inc. for approximately $108 million, including closing adjustments. Cameco had previously announced on October 4, 2005 that it was in negotiations to acquire Zircatec Precision Industries, Inc.

Item 5	Full Description of Material Change

On December 2, 2005, Cameco announced that it has reached an agreement to acquire a 100% interest in Zircatec Precision Industries, Inc., for approximately $108 million, including closing adjustments. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.

Cameco anticipates the agreement to close by early February 2006 after a number of agreement conditions are met including third-party and regulatory approvals. A copy of the share acquisition agreement is attached as Schedule “B”.

In Port Hope, Ontario, Zircatec operates a facility that is licensed to handle uranium materials. The plant presses uranium dioxide powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. Zircatec is a supplier of fuel fabrication services to Candu style reactors, with sales to Bruce Power L.P. currently representing a substantial portion of Zircatec’s business. The plant’s capacity is 1,200 tonnes of uranium fuel annually.

In Cobourg, Ontario, Zircatec also operates a facility where the primary product is zirconium tubing that is an integral part of fuel bundles used by nuclear reactors. The plant also produces titanium alloy tubing and manufactures various Candu reactor components and monitoring equipment.

All dollar amounts are expressed in Canadian dollars.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and
Corporate Secretary
Cameco Corporation
(306) 956-6303

Item 9	Date of Report

December 12, 2005

SCHEDULE A

Share

Listed	Symbol	web site address
TSX	CCO	www.cameco.com

NYSE	CCJ
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco To Acquire Canadian Nuclear Fuel Fabricator
Saskatoon, Saskatchewan, Canada, December 2, 2005
Cameco Corporation announced today it has reached an agreement to acquire a 100% interest in Zircatec Precision Industries, Inc. for approximately $108 million, including closing adjustments. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
Cameco anticipates the agreement will close by early February 2006 after a number of agreement conditions are met including third-party and regulatory approvals. The company plans to use cash to fund this acquisition that is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs.
“This agreement will provide us the opportunity to participate in one more step in the nuclear fuel cycle consistent with our plans to grow in the nuclear energy business,” said Jerry Grandey, Cameco’s president and CEO. Cameco’s Port Hope conversion facility currently provides all the uranium products that Zircatec uses to produce fuel bundles.
In Port Hope, Ontario, Zircatec operates a facility that is licensed to handle uranium materials. The plant presses uranium dioxide powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. Zircatec is a supplier of fuel fabrication services to Candu style reactors, with sales to Bruce Power currently representing a substantial portion of Zircatec’s business. The plant’s capacity is 1,200 tonnes of uranium fuel annually.
In Cobourg, Ontario, Zircatec also operates a facility where the primary product is zirconium tubing that is an integral part of fuel bundles used by nuclear reactors. The plant also produces titanium alloy tubing and manufactures various Candu reactor components and monitoring equipment.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance, disruption in the operation of, and life of the company’s and customer’s facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
- End -

Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316
     A backgrounder to this news release is available on Cameco’s Web site at www.cameco.com

SCHEDULE B

EXECUTION COPY
CAMECO CORPORATION
— and —
ROBERT J. BRADSHAW
— and —
LLOYD R. JONES
— and —
R. DOUGLAS KNEEBONE
— and —
GEORGE A. WILSON
— and —
757267 ONTARIO LIMITED
— and —
LISANNE HILL

SHARE ACQUISITION AGREEMENT

December 2, 2005

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION	2
1.1 Definitions	2
1.2 Schedules	9
1.3 Headings and Table of Contents	9
1.4 Gender and Number	9
1.5 Currency	9
1.6 Generally Accepted Accounting Principles	9
1.7 Invalidity of Provisions	10
1.8 Entire Agreement	10
1.9 Waiver, Amendment	10
1.10 Governing Law	10

ARTICLE 2
PURCHASE AND SALE	10
2.1 Agreement to Purchase and Sell	10
2.2 Purchase Price	11
2.3 Payment of Purchase Price	11
2.4 Estimated Stub Period Net Income	12
2.5 Stub Period Net Income Adjustment	13
2.6 Holdback	14

ARTICLE 3
REPRESENTATIONS AND WARRANTIES	15
3.1 By The Vendors	15
3.2 Additional Representations and Warranties by the Vendors	31
3.3 By Cameco	32
3.4 No Finder’s Fees	33
3.5 Survival of Covenants, Representations and Warranties	33
3.6 Liability of Vendors	34

ARTICLE 4
ADDITIONAL AGREEMENTS OF THE PARTIES	34
4.1 Access to Information	34
4.2 Conduct of Business Until Time of First Closing	35
4.3 Corporate Action, Resignations and Releases	36
4.4 Obtaining of Consents and Approvals and Cooperation	37
4.5 Zircatec Employees	37
4.6 Indebtedness	37

- ii -

4.7 Taxes	38
4.8 Guarantee and Indemnity	39
4.9 Steps Prior to Second Closing	41

ARTICLE 5
CONDITIONS TO CLOSINGS	42
5.1 Conditions for the Benefit of Cameco	42
5.2 Conditions for the Benefit of the Vendors	44
5.3 Second Closing	45

ARTICLE 6
CLOSINGS	46
6.1 Location and Time of the Closings	46
6.2 Deliveries at the Closings	46

ARTICLE 7
INDEMNIFICATION	46
7.1 Indemnification by the Vendors	46
7.2 Limitation of Indemnity by Vendors	48
7.3 Indemnification by Cameco	48
7.4 Additional Rules and Procedures	48
7.5 Arbitration	50
7.6 Special Remedy	51

ARTICLE 8
GENERAL MATTERS	51
8.1 Confidentiality	51
8.2 Public Notices	52
8.3 Expenses	52
8.4 Assignment	52
8.5 Notices	53
8.6 Further Assurances	53
8.7 Facsimile Execution and Counterparts	54
8.8 Successors and Assigns	54
8.9 Time of Essence	54

- iii -
SCHEDULE 5.1.3 Opinion of Vendors’ Counsel
SCHEDULE 5.1.7 Non-Solicitation and Confidentiality Agreement
SCHEDULE 5.2.3 Opinion of Cameco’s Counsel

SHARE ACQUISITION AGREEMENT
THIS AGREEMENT is made this 2nd day of December, 2005,
B E T W E E N:
CAMECO CORPORATION, a corporation incorporated under the laws of Canada (“Cameco”)
— and —
ROBERT J. BRADSHAW, of the City of Toronto
— and —
LLOYD R. JONES, of the Town of Cobourg
— and —
R. DOUGLAS KNEEBONE, of the City of Toronto
— and —
GEORGE A. WILSON, of the City of Toronto
— and —
757267 ONTARIO LIMITED, a corporation incorporated under the laws of Ontario
— and —
LISANNE HILL, of the City of Toronto
RECITALS:
A.	The Vendors (as hereinafter defined) own all of the issued and outstanding shares in the capital of Benshar Holdings Limited (“Benshar”). Benshar owns all of the issued and outstanding shares in the capital of Zircatec Precision Industries Inc. (“Zircatec”).

B.	Cameco wishes to purchase and the Vendors wish to sell the Purchased Shares (as hereinafter defined) on the terms and conditions herein contained.

C.	Lisanne Hill owns certain issued and outstanding shares of 757267 Ontario Limited and is party to this Agreement to guarantee, and indemnify Cameco in respect of, the obligations of 757267 Ontario Limited under this Agreement.

          NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and intending to be legally bound, the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
          In this Agreement:
1.1.1 “Acquisition Date” means January 29, 1988.
1.1.2 “Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person, and a Person shall be deemed to control another Person if it owns 50% or more of the voting securities of such other Person or has the power, by contract or otherwise, to direct the management of such other Person.
1.1.3 “Agreement” means this agreement, all schedules attached to this agreement, and the Disclosure Letter, in each case as it or they may be amended or supplemented from time to time, and the expressions “ hereof ” , “ herein ” , “ hereto ” , “ hereunder ” , “ hereby ” and similar expressions refer to this agreement; and unless otherwise indicated, references to Articles and sections are to Articles and sections in this agreement.
1.1.4 “Benshar Annual Financial Statements” means the unaudited financial statements of Benshar as at and for the years ended January 31, 2003, 2004 and 2005 attached as Schedule 1.1.4 of the Disclosure Letter.
1.1.5 “Benshar Financial Statements” means the Benshar Annual Financial Statements and the Benshar Interim Financial Statements.
1.1.6 “Benshar Interim Financial Statements” means the unaudited financial statements of Benshar as at and for the six months ended on July 31, 2005 attached as Schedule 1.1.6 of the Disclosure Letter.
1.1.7 “Business” means, in respect of Zircatec, all business activities conducted by Zircatec, including the manufacture of nuclear fuel and components for CANDU reactors, and, in respect of Benshar, the holding of shares and other securities or investments in Zircatec and all activities ancillary thereto.
1.1.8 “Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Saskatchewan or Ontario or any day on which banking institutions in Toronto, Ontario or Saskatoon, Saskatchewan are not open for business.

1.1.9 “Canada Labour Code” means the Canada Labour Code, as amended or replaced from time to time.
1.1.10 “Capital Expenditures Budget” means the capital expenditures budget of Zircatec for the fiscal year ending January 31, 2006, in the form attached as Schedule 1.1.10 of the Disclosure Letter.
1.1.11 “Charge” means any security interest, lien, charge, pledge, encumbrance, mortgage, adverse claim or title retention agreement of any nature or kind, including any royalty or net profit interest or similar claim whether or not affecting title.
1.1.12 “Claims” means claims, demands, complaints, grievances, actions, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar process, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, professional fees, including fees of legal counsel on a substantial indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.
1.1.13 “Class A Shares” means all of the issued and outstanding Class A common shares in the capital of Benshar.
1.1.14 “Class B Shares” means all of the issued and outstanding Class B common shares in the capital of Benshar.
1.1.15 “Closing Consideration” has the meaning attributed to such term in section 2.3.1.
1.1.16 “Closing Date” means (i) the first Business Day after satisfaction of the conditions set out in sections 5.1.8 and 5.2.5 that is also (a) after December 31, 2005, and (b) the first day of a calendar month, provided that if such day is not at least five Business Days after the day on which the conditions set out in sections 5.1.8 and 5.2.5 are satisfied, the “Closing Date” shall be the first day of the next calendar month; or (ii) such other day as the Vendors and Cameco shall mutually agree.
1.1.17 “CNSC” means the Canadian Nuclear Safety Commission established pursuant to the Nuclear Safety and Control Act (Canada) and any successor agency, board or commission thereto.
1.1.18 “CNSC Licences” has the meaning attributed to such term in section 3.1.26.7.
1.1.19 “Commissioner” means the Commissioner of Competition appointed under the Competition Act.
1.1.20 “Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended or replaced from time to time.

1.1.21 “Decommissioning Cash Collateral” means the cash collateral deposited from time to time in the bank account designated as the Decommissioning Cash Collateral bank account in Schedule 3.1.33 of the Disclosure Letter to secure the repayment of any amounts drawn on the Decommissioning Letter of Credit, which cash collateral at the date hereof equals $2,000,000.
1.1.22 “Decommissioning Letter of Credit” means the irrevocable letter of credit Number G190892 dated February 25, 2002 and renewed October 29, 2004 in the amount of $3,257,000 established by The Toronto Dominion Bank with Canadian Nuclear Safety Commission being the named beneficiary.
1.1.23 “Disclosure Letter” means that certain disclosure letter dated as of the date of this Agreement and delivered by the Vendors to Cameco. The Disclosure Letter may not be amended or restated in any manner without Cameco’s prior written agreement.
1.1.24 “Estimated Stub Period Net Income” has the meaning attributed to such term in section 2.4.2.
1.1.25 “Final Stub Period Net Income” has the meaning attributed to such term in section 2.5.1.
1.1.26 “First Closing” means the completion of the sale and purchase of the Purchased Shares held by the First Vendors pursuant to this Agreement at the Time of First Closing.
1.1.27 “First Vendors” means Robert J. Bradshaw, Lloyd R. Jones, R. Douglas Kneebone and George A. Wilson.
1.1.28 “Governmental Authorities” means federal, provincial, municipal, local and other governments, regulatory authorities, governmental departments, agencies, branches, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, arbitrators (including privately appointed arbitrators) or dispute settlement panels or other law, rule or regulation-making organizations or entities:
1.1.28.1 having jurisdiction on behalf of any nation, province, territory, state or other geographic or political subdivision thereof; or
1.1.28.2 exercising, or entitled to exercise, any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.
1.1.29 “GST” means all tax payable under Part IX of the Excise Tax Act (Canada).
1.1.30 “Guaranteed Vendor” has the meaning attributed to such term in section 4.8.1.
1.1.31 “Guarantor” means Lisanne Hill.

1.1.32 “Hedge Agreement” means any swap agreement, cap agreement, collar agreement, futures contract, forward contract or similar agreement or arrangement designed to protect against or mitigate the effect of fluctuations in interest rates, foreign exchange rates, or prices of precious metals or other commodities.
1.1.33 “Holdback” has the meaning attributed to such term in section 2.6.
1.1.34 “including” means including, without limitation and “include”, “included”, and “includes” have similar meanings.
1.1.35 “Indemnifying Parties” has the meaning attributed to such term in section 7.4.
1.1.36 “Indemnitee” has the meaning attributed to such term in section 7.4.
1.1.37 “Initial Estimated Stub Period Net Income” has the meaning attributed to such term in section 2.4.1.
1.1.38 “Intellectual Property” means:
1.1.38.1 all patents, pending patent applications and rights to file applications for an Invention, including all rights of priority and rights in continuations, continuations-in-part, divisions, reexaminations, reissues and other derivative applications and patents;
1.1.38.2 regulated products and services, whether or not approved or the subject of an application for regulatory approval and whether or not approvable;
1.1.38.3 information that is not generally available to the public;
1.1.38.4 all other intellectual and industrial property, whether or not registered or the subject of an application for registration and whether or not registrable; and
1.1.38.5 all common law, statutory and contractual rights to the property and rights referred to in sections 1.1.38.1 to 1.1.38.4 (inclusive).
1.1.39 “Invention” means all inventions, arts, processes, machines, articles of manufacture, compositions of matter, business methods, developments and improvements, whether or not patented or the subject of an application for patent and whether or not patentable.
1.1.40 “Korean Tubing Cash Collateral” means the cash collateral deposited from time to time in the bank account designated as the Korean Tubing Cash Collateral bank account in Schedule 3.1.33 of the Disclosure Letter to secure the repayment of any amounts drawn on the Korean Tubing Letter of Credit, which cash collateral as at November 30, 2005 equaled

1.1.41 “Korean Tubing Letter of Credit” means the standby letter of credit No. G191334 in the amount of   dated February 18, 2003 and established by TD Bank Financial Group in favour of Korea Exchange Bank and Kepco Nuclear Fuel Co. Ltd being the named beneficiary.
1.1.42 “Law” means applicable laws (including common law), statutes, by-laws, rules, regulations, Orders, ordinances, legally enforceable protocols, codes, guidelines and policies, treaties, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.
1.1.43 “Leases” has the meaning attributed to such term in section 3.1.20.2.
1.1.44 “LVRF Cash” means at any time the excess of (i) reimbursement payments received from Bruce Power L.P. under the terms of the LVRF Plant Modification Agreement up to that time, whether or not such payments are made in advance, over (ii) the accumulated total amount of disbursements made for plant modifications under the terms of the LVRF Plant Modification Agreement, including GST thereon, up to that time.
1.1.45 “LVRF Plant Modification Agreement” means the Agreement to Modify the ZPI Plant to Produce LVRF Fuel Bundles made between Bruce Power L.P. and Zircatec effective as of the 3rd day of January, 2005.
1.1.46 “Management Agreement” has the meaning attributed to such term in section 4.3.
1.1.47 “material adverse effect” means an act, occurrence, event or state of affairs which would reasonably be expected to affect or change the financial condition of Zircatec or Benshar, as the case may be, by at least $2,000,000.
1.1.48 “Material Contracts” has the meaning attributed to such term in section 3.1.15.
1.1.49 “Memorandum of Agreement” has the meaning attributed to such term in section 4.3.
1.1.50 “Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority having jurisdiction in the circumstances.
1.1.51 “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Authority, or entity however designated or constituted.

1.1.52 “Pre-Closing Transactions” has the meaning attributed to such term in section 4.2.2.
1.1.53 “Principals” means Robert J. Bradshaw, Lloyd R. Jones, R. Douglas Kneebone, George A. Wilson, Lisanne Hill and Brian Walker.
1.1.54 “Proceedings” has the meaning attributed to such term in section 3.1.30.
1.1.55 “Purchase Price Adjustment Amounts” means the aggregate of the Korean Tubing Cash Collateral and the Decommissioning Cash Collateral, each as at the Time of First Closing.
1.1.56 “Purchase Price Adjustment Repayment Amount” has the meaning attributed to such term in section 2.3.3.
1.1.57 “Purchased Shares” means the Class A Shares and the Class B Shares.
1.1.58 “Purchase Price” has the meaning attributed to such term in section 2.2.
1.1.59 “Safe Income Transactions” has the meaning attributed to such term in section 4.9.
1.1.60 “Second Closing” means the completion of the sale and purchase of the Purchased Shares held by the Second Vendor pursuant to this Agreement at the Time of Second Closing.
1.1.61 “Second Vendor” means 757267 Ontario Limited.
1.1.62 “Shareholder Agreement” has the meaning attributed to such term in section 4.3.
1.1.63 “Stub Period Financial Statements” has the meaning attributed to such term in section 2.5.1.
1.1.64 “Stub Period Net Income” means net income of Zircatec for the period from January 31, 2005 to and including the day immediately preceding the Closing Date, determined in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with the Zircatec Audited Financial Statements. For greater certainty, Stub Period Net Income shall be reduced by (i) any payments made by Zircatec in connection with the termination of the Management Agreement or the Walker RCA, and (ii) any payments made pursuant to, or as a result of the termination of, the Memorandum of Agreement. For greater certainty, “Stub Period Net Income” can be a positive or a negative amount.
1.1.65 “Stub Period Net Income Adjustment” has the meaning attributed to such term in section 2.5.2.

1.1.66 “Subsidiary” means, as to any Person, a corporation or other entity of which securities or other ownership shares or interests having ordinary voting power sufficient to elect a majority of the Board of Directors (or other persons performing similar functions) are at the time directly or indirectly owned by such Person.
1.1.67 “Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form), and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.
1.1.68 “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, GST, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, workers’ compensation, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions.
1.1.69 “Third Party Claim” has the meaning attributed to such term in section 7.4.5.
1.1.70 “Time of First Closing” means the time that the Closing Date commences or such other time on the Closing Date as may be agreed upon in writing by the parties.
1.1.71 “Time of Second Closing” means three hours after the Time of First Closing or such later time on the Closing Date as may be agreed upon in writing by the parties.
1.1.72 “Trust Agreement” has the meaning attributed to such term in section 4.3.
1.1.73 “Vendors” means, collectively, the First Vendors and the Second Vendor and any reference to a “Vendor” means each First Vendor and the Second Vendor.
1.1.74 “Vendors’ Knowledge” means the actual knowledge of the Principals, after reasonable inquiry by them of those employees, consultants and third party advisors of the Vendors, Benshar or Zircatec whom they believe, in good faith, to be the Persons responsible for the subject matter of the inquiry and where the phrase “to the best knowledge of the Vendors” is used, it means the actual knowledge of the Principals without additional inquiry.
1.1.75 “Walker RCA” has the meaning attributed to such term in section 4.3.

1.1.76 “Zircatec Audited Financial Statements” means the audited financial statements of Zircatec as at and for the years ended on January 31, 2003, 2004 and 2005, including, in each case, the notes thereto, attached as Schedule 1.1.76 of the Disclosure Letter.
1.1.77 “Zircatec Financial Statements” means the Zircatec Audited Financial Statements and the Zircatec Unaudited Financial Statements.
1.1.78 “Zircatec Know—How” means the manufacturing knowledge possessed by Zircatec enabling it to manufacture products to the quality standards required by its customers as embodied in private manufacturing procedures developed for each production process conducted by Zircatec, all of which are contained in a controlled document system.
1.1.79 “Zircatec Unaudited Financial Statements” means the unaudited financial statements of Zircatec as at and for the six months ended on July 31, 2005 attached as Schedule 1.1.79 of the Disclosure Letter.
1.2 Schedules
The following are the schedules attached to this Agreement:

Schedule 5.1.3	Opinion of Vendors’ Counsel
Schedule 5.1.7	Non-Solicitation and Confidentiality Agreement
Schedule 5.2.3	Opinion of Cameco’s Counsel
1.3 Headings and Table of Contents
          The inclusion of headings and a table of contents in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.
1.4 Gender and Number
          In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
1.5 Currency
          Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency.
1.6 Generally Accepted Accounting Principles
          In this Agreement, except to the extent otherwise expressly provided, references to generally accepted accounting principles mean principles stated in the Handbook of the Canadian Institute of Chartered Accountants.

1.7 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Law, the parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.
1.8 Entire Agreement
          This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by Law) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. There shall be no liability, either in tort or in contract, assessed in relation to any warranty, representation, opinion, advice or assertion of fact, except to the extent such liability is claimed to arise from the express provisions of this Agreement.
1.9 Waiver, Amendment
          Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.
1.10 Governing Law
          The validity, performance, interpretation and all other contractual and tortious incidents of this Agreement shall be governed by the law of the Province of Ontario and the laws of Canada applicable therein.
ARTICLE 2
PURCHASE AND SALE
2.1 Agreement to Purchase and Sell
2.1.1 Subject to the terms of this Agreement, at the Time of First Closing, each First Vendor shall sell to Cameco and Cameco shall purchase from such First Vendor all of the Purchased Shares owned by such First Vendor at such time.
2.1.2 Subject to the terms of this Agreement, at the Time of Second Closing, the Second Vendor shall sell to Cameco and Cameco shall purchase from the Second Vendor all of the Purchased Shares owned by the Second Vendor at such time.

2.2 Purchase Price
          The total aggregate price (the “Purchase Price”) to be paid to the Vendors for the Purchased Shares shall be equal to:
2.2.1 the aggregate of:
2.2.1.1 ONE HUNDRED MILLION DOLLARS ($100,000,000);
2.2.1.2 the Final Stub Period Net Income; and
2.2.1.3 the Purchase Price Adjustment Amounts;
less,
2.2.2 the Purchase Price Adjustment Repayment Amounts.
          The Purchase Price shall be allocated among the Vendors in accordance with the percentages set out in section 3.6.
2.3 Payment of Purchase Price
The Purchase Price shall be payable as follows:
2.3.1 At the First Closing or the Second Closing, as the case may be, Cameco shall pay, or cause to be paid, to or to the order of the Vendors by wire transfer of immediately available funds to such accounts of the Vendors at such banks in Canada as the Vendors shall have notified Cameco at least five days prior to the Closing Date, an amount (the “Closing Consideration”) equal to:
2.3.1.1 the aggregate of:
2.3.1.1.1 the amount specified in section 2.2.1.1;
2.3.1.1.2 the Estimated Stub Period Net Income; and
2.3.1.1.3 the Purchase Price Adjustment Amounts;
less,
2.3.1.2 the Holdback.
2.3.2 Upon completion of the procedures set out in section 2.5, the Stub Period Net Income Adjustment, if any, shall be paid as contemplated in such section. If the Stub Period Net Income Adjustment is payable by the Vendors and Cameco has not received all or any part of the payment in accordance with section 2.5, Cameco may, at any time upon providing notice to the Vendors, apply the amount of the Stub Period Net Income Adjustment not so paid to Cameco against the Holdback, thereby reducing the amount of the Holdback by the amount of the Stub Period Net Income Adjustment not so paid to Cameco.
2.3.3 If at any time after the Time of First Closing there is a draw on the Korean Tubing Letter of Credit, Cameco shall promptly notify the Vendors of the amount of such draw (a “Purchase Price Adjustment Repayment Amount”) and the date of such draw. Within 10 days of receiving such notice, the Vendors shall pay Cameco the Purchase Price Adjustment Repayment Amount, plus interest thereon from and including the date of such draw to but excluding the date of payment at a rate of 4.7% per annum. If Cameco does not receive all or any part of a Purchase Price Adjustment Repayment Amount, Cameco may, at any time upon providing notice to the Vendors, apply the amount of the Purchase Price Adjustment Repayment Amount not so paid to Cameco against the Holdback, thereby reducing the amount of the Holdback by the amount of the Purchase Price Adjustment Repayment Amount not so paid to Cameco. This section 2.3.3 shall apply to each and every draw after the Time of First Closing on the Korean Tubing Letter of Credit and the aggregate amount of such draws shall equal the “Purchase Price Adjustment Repayment Amounts”. Notwithstanding section 7.4, the obligations of the Vendors to make any payments pursuant to this section 2.3.3 shall not be subject to Article 7.
2.3.4 The Holdback shall be paid as contemplated in section 2.6.
The Closing Consideration, the Stub Period Net Income Adjustment (if payable by Cameco) and the Holdback (if payable by Cameco) shall be paid by Cameco to the Vendors in accordance with the percentages set out in section 3.6. The Stub Period Net Income Adjustment (if payable by the Vendors) or any Purchase Price Adjustment Repayment Amount (if payable by the Vendors in accordance with section 2.3.3) shall be paid by the Vendors to Cameco in accordance with the percentages set out in section 3.6.
2.4 Estimated Stub Period Net Income
2.4.1 No later than five Business Days, and no earlier than 10 Business Days, prior to the expected Closing Date, the Vendors shall prepare and deliver to Cameco a certificate signed by the Vice President Finance of Zircatec, setting forth his good faith estimate of Stub Period Net Income as of the end of the day immediately preceding the expected Closing Date (the “Initial Estimated Stub Period Net Income”). The certificate shall also include a detailed calculation and description of how the Initial Estimated Stub Period Net Income was determined, which calculation shall be broken down into its various components.
2.4.2 Within three Business days after delivery by the Vendors of the certificate described in section 2.4.1, Cameco, acting in good faith, may object in writing to the Initial Estimated Stub Period Net Income. If Cameco does not object to the Initial Estimated Stub Period Net Income within such period, such amount shall be deemed to be the “Estimated Stub Period Net Income”. If Cameco does object to the Initial Estimated Stub Period Net Income within such time period, the Vendors and Cameco shall co-operate in good faith to resolve their differences. If the Vendors and Cameco agree upon an estimate of Stub Period Net Income as of the end of the day immediately preceding the expected Closing Date, such amount shall be deemed to be the “Estimated Stub Period Net Income”. If the Vendors and Cameco cannot agree upon such amount prior to the Closing Date, the “Estimated Stub Period Net Income” shall be the amount that is the midpoint between the Initial Estimated Stub Period Net Income and Cameco’s good faith estimate of the amount of Stub Period Net Income as of the end of the day immediately preceding the expected Closing Date.
2.4.3 In connection with Cameco’s review of the Initial Estimated Stub Period Net Income, Cameco and its third party advisors shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by the Vendors, Benshar or Zircatec or their respective third party advisors, and to finance personnel of the Vendors (if applicable), Benshar and Zircatec and any other information which Cameco reasonably requests, and the Vendors shall, and shall cause Benshar and Zircatec and each of their respective employees and third party advisors to, cooperate reasonably with Cameco and its representatives in connection therewith.
2.5 Stub Period Net Income Adjustment
2.5.1 Within 75 days following the Closing Date, Cameco shall cause Zircatec to deliver to Cameco and the Vendors copies of financial statements for Zircatec, prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with the Zircatec Audited Financial Statements, for the period from January 31, 2005 to and including the day immediately preceding the Closing Date (the “Stub Period Financial Statements”). Cameco shall also cause Zircatec to deliver to the Vendors, together with the Stub Period Financial Statements, a list of the significant assumptions used in preparing the Stub Period Financial Statements and a detailed calculation and description of how Stub Period Net Income was determined, which calculation shall be broken down into its various components. The “Final Stub Period Net Income” shall be the amount of the Stub Period Net Income set forth on the Stub Period Financial Statements, provided that, and notwithstanding the foregoing, if the assumptions included in the Stub Period Financial Statements are different than those set out in Schedule 2.5.1 of the Disclosure Letter, and such differences resulted in the amount of the Stub Period Net Income set forth on the Stub Period Financial Statements being different than that which it would have been had such assumptions set out in Schedule 2.5.1 of the Disclosure Letter been used instead, the Final Stub Period Net Income shall be calculated using such assumptions set out in Schedule 2.5.1 of the Disclosure Letter and not those included in the Stub Period Financial Statements.
2.5.2 Accompanying such Stub Period Financial Statements shall be a statement setting forth the amount of any excess or deficiency of the Final Stub Period Net Income as compared to the Estimated Stub Period Net Income (such excess or deficiency amount being referred to as the “Stub Period Net Income Adjustment”). Subject to section 2.5.4, within a period of thirty (30) days after receipt of these statements by Cameco and the Vendors, Cameco shall pay to the Vendors (if the Stub Period Net Income Adjustment is positive) or the Vendors shall pay to Cameco (if the Stub Period Net Income Adjustment is negative) the Stub Period Net Income Adjustment, in each case with interest thereon from and including the Closing Date to but excluding the date of payment at a rate of 4.7% per annum.
2.5.3 In connection with the Vendors’ review of the Stub Period Financial Statements, the Vendors and their third party advisors shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Cameco or Zircatec or their respective third party advisors, and to finance personnel of Cameco and Zircatec and any other information which the Vendors reasonably request, and Cameco shall, and shall cause Zircatec and each of their respective employees and third party advisors to, cooperate reasonably with the Vendors and their representatives in connection therewith.
2.5.4 If the Vendors disagree with the Stub Period Financial Statements, the Vendors shall so inform Cameco and the parties shall co-operate in good faith to try to resolve the matter failing which they shall submit the Stub Period Financial Statements to Deloitte & Touche LLP, who shall, acting as an expert and not an arbitrator, review the Stub Period Financial Statements and determine the amount of the Final Stub Period Net Income, which determination shall be made within 150 days of the Closing Date and shall be final and binding upon the parties. The costs of any such audit shall be borne by the Vendors unless Zircatec’s calculation of the amount of Stub Period Net Income pursuant to section 2.5.1 varies to the detriment of the Vendors by more than 10% from the amount determined by Deloitte & Touche LLP, in which case the costs of any such audit shall be borne by Cameco. Notwithstanding section 7.4, the obligation of the parties to make any payments pursuant to this section 2.5 shall not be subject to Article 7.
2.6 Holdback
          An amount equal to $20,000,000 (the “Holdback”) will be withheld by Cameco from the Purchase Price payable to the Vendors. Interest shall accrue on, and be added to, the amount of the Holdback, from time to time, at a rate equal to 4.7% per annum. The Holdback shall be payable by Cameco to the Vendors as follows:
2.6.1 on the Business Day immediately following the first anniversary of the Closing Date, Cameco shall pay to the Vendors $10,000,000, less the amount of any Claims (up to $10,000,000) made by Cameco and applied against the Holdback in accordance with sections 2.3.2, 2.3.3 or 7.4.8 prior to such date;
2.6.2 on the Business Day immediately following the second anniversary of the Closing Date, Cameco shall pay to the Vendors $8,000,000, less the amount of any Claims made by Cameco and applied against the Holdback in accordance with sections 2.3.2, 2.3.3 or 7.4.8 prior to such date which were not deducted pursuant to section 2.6.1; and

2.6.3 on the Business Day immediately following the day the representations and warranties set out in section 3.1.25 expire pursuant to section 3.5.2, Cameco shall pay to the Vendors the amount of the Holdback that remains on that day (after, for greater certainty, the application pursuant to sections 2.3.2, 2.3.3 or 7.4.8 of all Claims by Cameco against the Holdback).
Notwithstanding the foregoing, any payments to the Vendors pursuant to this section 2.6 from the Holdback in respect of interest thereon shall be net of any applicable deductions or withholding Taxes required by Law.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 By The Vendors
          Each of the Vendors severally, in accordance with section 3.6, represents and warrants to Cameco as follows, and acknowledges that Cameco is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:
3.1.1 Incorporation and Status. Each of Benshar and Zircatec is duly incorporated and organized and is validly existing and up-to-date in the filing of all corporate and similar returns under the laws of its jurisdiction of incorporation. Neither Benshar, nor Zircatec, is required to be registered, licensed or qualified as an extra-provincial or foreign corporation in any other jurisdiction as a result of, or to carry on, its Business. The Vendors have made available to Cameco a complete and correct copy of the articles, by-laws, and other organizational documents of each of Benshar and Zircatec, as amended to the date hereof.
3.1.2 Corporate Power. Each of Benshar and Zircatec has the power and capacity to own or lease its assets and to carry on its Business as the same is presently conducted.
3.1.3 Capital of Benshar and Zircatec. Schedule 3.1.3 of the Disclosure Letter sets out particulars of all of the authorized and issued securities of each of Benshar and Zircatec, the names of the Persons who are the beneficial owners of such securities and, if such beneficial owners are not the registered owners of such securities, the names of the Persons shown on their respective securities register, as the case may be, as the holder of any such securities, and the number and class of securities held by such Persons. All the shares indicated on such Schedule as being issued and outstanding have been validly issued and are outstanding as fully paid and non-assessable.
3.1.4 Subsidiaries; Investments. Zircatec does not have any Subsidiaries or any ownership or equity interest in any Person and there are no Persons in which Zircatec owns any partnership, joint venture, profit-sharing or other similar interest. With the exception of its ownership interests in Zircatec set out in Schedule 3.1.3 of the Disclosure Letter, Benshar does not have any Subsidiaries or any ownership or equity interest in any Person and there are no Persons in which Benshar owns any partnership, joint venture, profit-sharing or similar interest.
3.1.5 No Obligations to Issue Securities. There are no agreements, options, warrants, rights of conversion or other rights pursuant to which Benshar or Zircatec is, or may become, obligated to issue any securities of any nature whatsoever.
3.1.6 Title and Right to Sell Purchased Shares. The Vendors are the sole registered and beneficial owners of the Purchased Shares with good and marketable title thereto, free of all Charges. Benshar is the sole registered and beneficial owner of all of the shares of Zircatec with good and marketable title thereto, free of all Charges. There are (i) no agreements or restrictions which in any way limit or restrict (or which is or are purported to limit or restrict) the transfer to Cameco of any of the Purchased Shares or the transfer of any securities of Zircatec, and (ii) no shareholders agreements, pooling agreements, voting trusts or other agreements or understandings with respect to the voting of the Purchased Shares or the shares of Zircatec or any of them, other than for either (i) or (ii) as set out in Schedule 3.1.6 of the Disclosure Letter. At or prior to the Time of First Closing such agreements and restrictions will have been complied with or terminated with respect to such transfer of the Purchased Shares (and evidence in form and substance reasonably satisfactory to Cameco to such effect shall have been made available to Cameco) and at the Time of First Closing the Vendors shall have full legal right, power and authority to sell the Purchased Shares to Cameco free of all Charges. Correct and complete copies of the agreements referenced in Schedule 3.1.6 of the Disclosure Letter have been made available to Cameco.
3.1.7 No Contravention. Except as contemplated in Schedule 3.1.7 of the Disclosure Letter, the entering into of this Agreement, the sale of the Purchased Shares and the performance by the Vendors and the Guarantor of any of their other obligations under this Agreement will not contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of any Vendor that is a corporation, Benshar or Zircatec or under any mortgage, lease, agreement, other legally binding instrument, licence, permit, or Law to which any of the Vendors, the Guarantor, Benshar or Zircatec is a party or by which any of them may be bound.
3.1.8 Approvals and Consents. Except as contemplated in Schedule 3.1.7 of the Disclosure Letter or section 5.1.8, no authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is required in connection with the execution, delivery or performance of this Agreement by the Vendors or the Guarantor or the sale of the Purchased Shares hereunder.
3.1.9 Financial Statements. Except that the Benshar Financial Statements account for the equity interest of Zircatec at cost and not at fair market value and that the Benshar Financial Statements and the Zircatec Unaudited Financial Statements do not include notes, the Zircatec Financial Statements and the Benshar Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods indicated and correctly and accurately present in all material respects the financial position of Zircatec and Benshar, respectively, and the results of their respective operations as of the dates and throughout the periods indicated (subject to usual year-end adjustments in the case of the Zircatec Unaudited Financial Statements or the Benshar Interim Financial Statements). Except as set out in Schedule 3.1.13 of the Disclosure Letter, there has been no material adverse effect in respect of the financial position of Zircatec or Benshar taken as a whole from that reflected in the Zircatec Audited Financial Statements or the Benshar Annual Financial Statements, respectively.
3.1.10 Accounts Receivable. The accounts receivable reflected on the balance sheets forming part of the Zircatec Financial Statements and the Benshar Financial Statements are bona fide and are not subject to any set-off or counterclaim not also reflected on the Zircatec Financial Statements or the Benshar Financial Statements, respectively.
3.1.11 Material Liabilities.
3.1.11.1 Zircatec has no material liabilities, actual, contingent or otherwise, other than:
3.1.11.1.1 those disclosed in the Zircatec Financial Statements;
3.1.11.1.2 liabilities incurred after July 31, 2005 in the ordinary course of its Business, consistent with past practice (which shall not include liabilities arising from activities prohibited under section 4.2); and
3.1.11.1.3 those set out in Schedule 3.1.11.1 of the Disclosure Letter.
The best estimates as of the date of this Agreement of Zircatec’s liabilities for decommissioning and low-level radioactive waste disposal (together with the corresponding volume of low-level radioactive waste to be disposed of) are set out in Schedule 2.5.1 of the Disclosure Letter. Cameco agrees that the Vendors shall not be liable to Cameco to the extent Zircatec’s actual liabilities for decommissioning and low-level radioactive waste disposal exceed such best estimates.
3.1.11.2 Benshar has no material liabilities, actual, contingent or otherwise, other than:
3.1.11.2.1 those disclosed in the Benshar Financial Statements;
3.1.11.2.2 liabilities incurred after July 31, 2005 in the ordinary course of its Business, consistent with past practice (which shall not include liabilities arising from activities prohibited under section 4.2); and
3.1.11.2.3 those set out in Schedule 3.1.11.2 of the Disclosure Letter.

3.1.11.3 Except as set out in Schedules 3.1.11.3 or 3.1.12 of the Disclosure Letter, as of each of the Time of First Closing and the Time of Second Closing, Benshar will have no liabilities, actual, contingent or otherwise.
3.1.12 Indebtedness. Other than as set out in Schedule 3.1.12 of the Disclosure Letter, the Zircatec Financial Statements or the Benshar Financial Statements, neither Benshar nor Zircatec, respectively, has any outstanding loans, bonds, debentures, notes, mortgages or other indebtedness for borrowed money (including any repayment obligations in respect of any government assistance programs). Other than as set out in Schedule 3.1.12 of the Disclosure Letter, since January 31, 2005, neither Benshar nor Zircatec has incurred any new loans or agreed to create or issue any bonds, debentures, notes, mortgages or any other indebtedness, or, in the case of Zircatec, increased its indebtedness as disclosed in the Zircatec Audited Financial Statements, other than trade payables incurred in the ordinary course of the Business, consistent with past practice.
3.1.13 Absence of Unusual Transactions and Events. Except as disclosed in Schedules 3.1.13 or 4.2 of the Disclosure Letter, since January 31, 2005, each of Zircatec and Benshar has:
3.1.13.1 operated its Business only in the ordinary course, consistent with past practice;
3.1.13.2 not incurred any liabilities, actual or contingent, outside of the ordinary course of its Business, consistent with past practice;
3.1.13.3 not made or committed to make discretionary capital expenditures in excess of the Capital Expenditures Budget, with the exception of expenditures made or committed to be made which were required under the LVRF Plant Modification Agreement;
3.1.13.4 not Charged, sold or otherwise disposed of, or agreed to Charge, sell or dispose of, any assets having a value of $50,000.00 or greater or any interest therein;
3.1.13.5 not made or suffered any change or changes in its financial condition, assets, liabilities or its Business which, singly or in the aggregate, have had a material adverse effect or could reasonably be expected to result in a material adverse effect on the financial condition, assets, liabilities or prospects of Zircatec or Benshar, as the case may be, taken as a whole or its Business;
3.1.13.6 not suffered or incurred any damage, destruction, loss or environmental contamination (whether or not covered by insurance) which, after taking into account any proceeds expected as a result of insurance coverage or operator liability, has had a material adverse effect or could reasonably be expected to result in a material adverse effect on the financial condition, assets, liabilities or prospects of Zircatec or Benshar, as the case may be, taken as a whole or its Business;

3.1.13.7 not made any increase in the salaries, wages, compensation or other benefits payable or to become payable to its directors, officers, employees or any of them (including severance packages), other than general salary or employee benefit plan increases made, or, for greater certainty, the hiring of new employees, in each case, in the ordinary course of its Business, consistent with past practice and/or required by the terms of any collective bargaining agreement applicable to any of the employees of Zircatec;
3.1.13.8 not, directly or indirectly, declared or paid any dividend or declared or made any other payment or distribution, whether in cash, stock or in specie, in respect of any of its shares or repurchased, redeemed or otherwise acquired any of its securities or made any payment or loan to, or borrowed any monies from or otherwise become indebted to any Person not dealing at arm’s length with Zircatec or Benshar, as the case may be, except for usual payments made in the ordinary course of its Business, consistent with past practice; and
3.1.13.9 not authorized or agreed or otherwise become committed to do any act or thing of any kind described in sections 3.1.13.2 to 3.1.13.8.
3.1.14 Related Party Transactions. Except as disclosed in Schedule 3.1.14 of the Disclosure Letter, neither Zircatec nor Benshar is a party to or bound by any contract, agreement or commitment with a Vendor, any Principal or any Person that is an Affiliate thereof or is otherwise not dealing at arm’s length with Zircatec or Benshar, as the case may be, with respect to such contract, or agreement or commitment.
3.1.15 Material Contracts. Except as set out in Schedule 3.1.15 of the Disclosure Letter, neither Zircatec nor Benshar is a party to or bound by any:
3.1.15.1 contract, agreement or binding commitment with a term of more than one year, or a term of less than one year which may be renewed or extended at the unilateral option of any Person for more than one year, and which has an aggregate value in excess of $100,000.00;
3.1.15.2 contract, agreement or binding commitment to provide fuel fabrication or related services;
3.1.15.3 management, agency, consulting or similar contract, agreement or binding commitment, other than any consulting agreement which involves a commitment of less than $50,000 or a term of less than six months;
3.1.15.4 lease, agreement in the nature of a lease, agreement to lease, or an option to lease, whether as lessor or lessee, in respect of real property;
3.1.15.5 lease, agreement in the nature of a lease, agreement to lease, or an option to lease, whether as lessor or lessee, in respect of personal property where the aggregate annual payments under such lease or agreement and under any related service or maintenance or similar contract exceed $100,000.00;

3.1.15.6 contract, agreement or binding commitment if it involves a commitment in excess of $100,000.00;
3.1.15.7 contract, agreement or binding commitment to make any gift of any of its property having a value in excess of $20,000.00 individually or $100,000.00 in the aggregate, other than donations made in the ordinary course of its Business, consistent with past practice;
3.1.15.8 guarantee or indemnity in respect of indebtedness for borrowed money or otherwise, or any performance bond or any letter of credit or any support, assumption or similar contract, agreement or binding commitment;
3.1.15.9 any licence or royalty agreement relating to Intellectual Property;
3.1.15.10 any partnership, joint venture, profit-sharing or similar contract, agreement or binding commitment; or
3.1.15.11 any contract, agreement or binding commitment which may in any way restrict or prohibit or impair the ability of either Zircatec or Benshar to freely conduct its business or affairs in any geographic area or in any line of business;
     (collectively, the “Material Contracts”).
     Each Material Contract listed in Schedule 3.1.15 of the Disclosure Letter (with the exception of any proposals listed in Schedule 3.1.15 of the Disclosure Letter) (i) constitutes a legal, valid, binding and enforceable obligation of Zircatec or Benshar, as the case may be, and, to the Vendors’ Knowledge, of the other parties thereto, in accordance with its terms, and (ii) is in full force and effect, unamended (except to the extent an amendment is specifically listed in Schedule 3.1.15 of the Disclosure Letter). There are no existing defaults by Zircatec or Benshar, as the case may be, or, to the Vendors’ Knowledge, any other party under any Material Contract listed in Schedule 3.1.15 of the Disclosure Letter and no event has occurred which (whether with or without notice, lapse of time or both) would constitute a default by Zircatec or Benshar, as the case may be, or, to the Vendors’ Knowledge, any other party thereunder. To the Vendors’ Knowledge, there are no outstanding disputes or disagreements in relation to any of the Material Contracts listed in Schedule 3.1.15 of the Disclosure Letter. True, correct and complete copies of all of the Material Contracts listed in Schedule 3.1.15 of the Disclosure Letter have been made available to Cameco.
3.1.16 Hedging Exposure. Neither Zircatec nor Benshar is party to or bound by any Hedge Agreement.
3.1.17 Employment Matters. Except as set out in Schedule 3.1.17 of the Disclosure Letter, neither Zircatec nor Benshar maintains, sponsors or contributes to, or is a party to or bound by any:
3.1.17.1 written or oral contract or commitment for the employment of any employee, director, officer or agent except for contracts of indefinite hire terminable by Zircatec or Benshar, as the case may be, without cause on reasonable notice in accordance with Law; nor are there any management agreements, retention bonuses or other arrangements providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;
3.1.17.2 contract with or commitment to any trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent (collectively called “labour representatives”) and neither Zircatec nor Benshar has conducted negotiations with respect to any such future contracts or commitments; no labour representatives hold bargaining rights with respect to any employees of Zircatec or Benshar; no labour representatives have applied to have Zircatec or Benshar declared a related employer pursuant to labour Law; and, to the Vendors’ Knowledge, there are no current or threatened attempts to organize or establish any trade union or employee association with respect to Zircatec or Benshar; or
3.1.17.3 bonus, pension, profit sharing, stock option, deferred compensation, retirement savings, incentive compensation, hospitalization, disability, health or life or accident insurance, medical or dental expenses, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or similar plan or practice, formal or informal, with respect to any of its employees or others, other than the Canada Pension Plan and health plans established and administered by any province and workers’ compensation insurance provided pursuant to statute.
     Correct and complete copies of all the contracts, commitments and plans set out in Schedule 3.1.17 of the Disclosure Letter, and all related documents have been made available to Cameco. For the purpose of the foregoing, related documents means, in the case of pension, profit sharing, deferred compensation, retirement, hospitalization, disability or insurance or similar plans, all documentation establishing or creating such plans, all amendments thereto and all documentation related thereto, including trust agreements, funding agreements and other similar agreements, the most recent financial statements and the most recent actuarial report, if any, related thereto and all reports, returns and filings in respect of such plans made with any Governmental Authority within the three years prior to the date hereof.
     Except as set out in Schedule 3.1.17 of the Disclosure Letter, there are no outstanding or, to the Vendors’ Knowledge, threatened unfair labour practices, discrimination or human rights complaints or applications of any kind, including any Proceedings which could result in certification of a trade union as bargaining agent for any Persons, in respect of Zircatec or Benshar and there have not been any such Proceedings within the last five years. There is no strike or lock out occurring or, to the Vendors’ Knowledge, threatened affecting the Business. Except as set out in Schedule 3.1.17 of the Disclosure Letter, neither Zircatec nor Benshar has any grievances or pending arbitration cases outstanding. Neither Zircatec nor Benshar has any serious labour relations problems that could result in a material adverse effect or lead to an interruption of their operations at any location. Neither Zircatec nor Benshar has engaged in any plant closing or employee lay off activities within the past five years that would violate or in any way subject Zircatec or Benshar, as the case may be, to the group termination or lay off requirements of the Canada Labour Code or similar Laws.
          The Business is and has been operated in all material respects in compliance with all Law relating to employees. Except as set out in Schedule 3.1.17 of the Disclosure Letter, neither Zircatec nor Benshar is in material violation of any provision under any collective agreement applicable to any of its employees. All plans set out in Schedule 3.1.17 of the Disclosure Letter are, and have been, established, registered, administered, funded and invested in all material respects in accordance with the terms of such plans, including the terms of the material documents that support such plans, any such collective agreement and all Laws, and all reports, returns and filings required to be made thereunder have been made. To the Vendors’ Knowledge, no event has occurred respecting any plan which would result in the revocation of registration of such plan or entitle any Person (without the consent of Zircatec) to wind up or terminate any such plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the Tax status of any such plan. None of the plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by, the completion of the transactions contemplated by this Agreement. There are no unfunded liabilities in respect of any such plan which, pursuant to Law or any agreement, commitment or understanding, is required to be funded. None of such plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees except as set out in Schedule 3.1.17 of the Disclosure Letter. There is no Proceeding pending or, to the Vendors’ Knowledge, threatened involving any such plan.
3.1.18 Pension Plans. The only pension plans sponsored, maintained or contributed to by Zircatec or Benshar are the pension plans set out in Schedule 3.1.17 of the Disclosure Letter. For greater certainty, neither Zircatec nor Benshar sponsors, maintains nor contributes to any defined benefit or multi-employer pension plan other than the Walker RCA. There are no unfunded liabilities in respect of any pension plan, including going concern unfunded liabilities, solvency deficiencies, or wind-up deficiencies where applicable. No changes have occurred since the date of the actuarial report provided to Cameco as contemplated in section 3.1.17 which makes such report misleading in any material respect and, without limiting the generality of the foregoing, Zircatec has not made or granted, or committed to make or grant, any benefit improvements to which members of any pension plan are or may become entitled which are not reflected in such actuarial report. Except in connection with the Walker RCA, Zircatec has not received, or applied for, any payment of surplus from a pension plan nor has Zircatec taken any contribution holiday in respect of a pension plan.
3.1.19 No Default Under Agreements. Neither Zircatec nor Benshar is purported to be in default or breach in any material respect of any contract, agreement, lease or other instrument described in sections 3.1.15 or 3.1.17 and there exists no state of facts which after notice or the passage of time, or both, would constitute such a default or breach, and all such contracts, agreements, leases and other instruments are now in good standing and Zircatec or Benshar, as the case may be, is entitled to all benefits, rights and privileges thereunder, including any options to renew contained in any leases.
3.1.20 Real Property.
3.1.20.1 Schedule 3.1.20 of the Disclosure Letter contains a complete legal and municipal description of all of the real property owned by Zircatec or Benshar. Zircatec or Benshar, as the case may be, is the absolute beneficial owner of, and has good and marketable title in fee simple to, such real property, free of all Charges, except for:
3.1.20.1.1 the Charges set out in Schedule 3.1.20 of the Disclosure Letter;
3.1.20.1.2 liens for current Taxes not yet due; and
3.1.20.1.3 minor title defects which do not, in the aggregate, materially adversely affect the value of such real property or materially impair or affect the use of such real property as it is presently used by Zircatec or Benshar, as the case may be, in connection with its Business.
Correct and complete copies of the Charges listed on Schedule 3.1.20 of the Disclosure Letter have been made available to Cameco.
3.1.20.2 Schedule 3.1.15 of the Disclosure Letter sets out the leases, agreements in the nature of a lease, agreements to lease, and options to lease in respect of real property to which Zircatec is a party as lessee (the “Leases”). The premises leased by Zircatec pursuant to the Leases and the real property referred to in section 3.1.20.1 constitute all of the real property necessary to operate its Business. Zircatec is exclusively entitled to all rights and benefits as lessee under the Leases and Zircatec has not assigned the Leases, in whole or in part, and has not subleased, licensed or otherwise conveyed any rights in all or any part of the real property leased by Zircatec pursuant to the Leases. All rental and other payments and other obligations required to be paid and performed by Zircatec pursuant to the Leases have been duly paid and performed. Except as disclosed in Schedule 3.1.7 of the Disclosure Letter, the terms and conditions of the Leases will not be affected by, nor will any of the Leases be in default as a result of, the completion of the transactions contemplated by this Agreement.
3.1.21 Title to Assets. Zircatec is the absolute beneficial owner of, and has good and marketable title, free of all Charges, to all the assets used in connection with its Business (other than the real property referred to in section 3.1.20.1) except for the Charges listed in Schedule 3.1.21 of the Disclosure Letter and the Port Hope and Cobourg properties leased pursuant to the Leases. Benshar is the absolute beneficial owner of, and has good and marketable title, free of all Charges, to all the assets used in connection with its Business except for the Charges listed in Schedule 3.1.21 of the

Disclosure Letter. Correct and complete copies of the Charges listed on Schedule 3.1.21 of the Disclosure Letter have been made available to Cameco.
3.1.22 Zoning and Other Matters Relating to Real Property. The buildings and other structures located on the real property owned or leased by Zircatec and the operation and maintenance thereof, as now operated and maintained, comply with all Laws, municipal or otherwise; none of such buildings or other structures encroaches upon any land not owned or leased by Zircatec, nor do buildings or improvements of others encroach upon the real property owned or leased by Zircatec, except as set out in Schedule 3.1.22 of the Disclosure Letter; and there are no restrictive covenants, municipal by-laws or other Laws which in any way restrict or prohibit the use of such land, buildings or structures for the purposes for which they are presently being used.
          There are no expropriation or similar proceedings, actual or threatened, of which the Vendors, Benshar or Zircatec has received notice which would affect any of the real property owned or leased by Zircatec or any part thereof.
3.1.23 Compliance with Laws. Each of Zircatec and Benshar is conducting its Business in compliance with all Laws of each jurisdiction in which such Business is carried on.
3.1.24 Permits, Registrations and Elections. Each of Zircatec and Benshar holds all permits, licences, approvals, consents, authorizations, registrations, certificates and franchises (collectively for this section 3.1.24, “permits”) which it requires, or is required to have, to own its properties and assets and to carry on its Business as presently conducted by it; all such permits are in full force and effect; each of Zircatec and Benshar is in compliance with all the terms and conditions relating to such permits; and there are no Proceedings in progress, pending or threatened in writing which may result in revocation, cancellation, suspension or any adverse modification of any of such permits that would have a material adverse effect on Zircatec or Benshar, as the case may be, taken as a whole. Neither the terms and conditions relating to such permits nor the Laws pursuant to which the same were issued require that any consent or approval of, or filing with or notice to, any Governmental Authority or other Person be made to assure the continued holding by Zircatec or Benshar, as the case may be, of such permits after completion of the transactions contemplated by this Agreement. Correct and complete copies of such permits have been made available to Cameco.
3.1.25 Tax Matters. Each of Zircatec and Benshar has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority on or before the First Closing, and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon. Each of Zircatec and Benshar has duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it in respect of all periods ending on or before the date of this Agreement, whether or not assessed by the appropriate Governmental Authority. Each of Zircatec and

Benshar will duly and timely pay all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it in respect of all periods ending on or before the First Closing, whether or not assessed by the appropriate Governmental Authority. Adequate provision has been made in the Zircatec Audited Financial Statements for amounts at least equal to the amount of all Taxes owing by Zircatec that were not yet due and payable and that relate to periods ending on or prior to January 31, 2005. Adequate provision has also been made in the Zircatec Unaudited Financial Statements for amounts at least equal to the amount of all Taxes owing by Zircatec that were not yet due and payable and that relate to periods ending on or prior to July 31, 2005. Adequate provision has been made in the Benshar Annual Financial Statements for the fiscal year ended January 31, 2005 for amounts at least equal to the amount of all Taxes owing by Benshar that were not yet due and payable and that relate to periods ending on or prior to January 31, 2005. Adequate provision has also been made in the Benshar Interim Financial Statements for amounts at least equal to the amount of all Taxes owing by Benshar that were not yet due and payable and that relate to periods ending on or prior to July 31, 2005. There are no Proceedings in progress, pending or threatened in writing against Zircatec or Benshar in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written enquiries which have been issued or raised by, nor are there any matters under discussion, audit or appeal with, any Governmental Authority relating to any Taxes, other than, in each case, as set out in Schedule 3.1.25 of the Disclosure Letter. Each of Zircatec and Benshar has duly and timely withheld, collected and remitted all Taxes and other amounts required by Law to be withheld, collected or remitted by it. Correct and complete copies of all Tax Returns and all written communications to or from any Governmental Authority relating to the Taxes of Zircatec or Benshar, to the extent relating to periods or events in respect of which any Governmental Authority may by Law assess or otherwise impose any such Tax on Zircatec or Benshar, have been made available to Cameco. Neither Zircatec nor Benshar has acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under Section 160 of the Income Tax Act (Canada).
3.1.26 Environmental Matters.
3.1.26.1 In this section 3.1.26:
3.1.26.1.1 “Environment” means the air, surface water, ground water, land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms;
3.1.26.1.2 “Environmental Law” means all federal, provincial, municipal or local laws, statutes, regulations, ordinances, by-laws, common law, Environmental Permits, Orders, codes, programs, guidelines, policies, interpretations, decisions and directives of Governmental Authorities having the force of law relating to the protection of the Environment, including those governing the use, storage, treatment, generation, transportation, processing, handling, production or disposal of a Hazardous Substance or worker health and safety, in each case as in effect on or prior to the date of this Agreement;
3.1.26.1.3 “Environmental Permits” means all permits, licences, approvals, consents, authorizations, registrations and certificates issued by or provided to, as the case may be, any Governmental Authorities pursuant to an Environmental Law;
3.1.26.1.4 “Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them, as regulated, defined, identified or interpreted under any applicable Environmental Law, including any flammable explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products, methane, hazardous materials, wastes, hazardous or toxic substances or related materials; and
3.1.26.1.5 “Premises” means all real property, buildings and facilities, including any part of any such property, building or facility, owned, leased, or operated by Zircatec or Benshar in connection with its Business.
3.1.26.2 With respect to the period prior to the Acquisition Date, to the best knowledge of the Vendors and with respect to the period on and after the Acquisition Date, regardless of the Vendors’ knowledge (except as otherwise expressly provided in section 3.1.26.2.2 or section 3.1.26.2.5):
3.1.26.2.1 except as disclosed in section 3.1.26.2.1 of Schedule 3.1.26 of the Disclosure Letter, each of Zircatec and Benshar has conducted its Business and used the Premises in compliance, in all material respects, with all applicable Environmental Laws, including those relating to Zircatec’s generation, handling, use, storage, and disposal of any Hazardous Substance, and the operation of its Business does not violate, and has not violated, any Environmental Laws and no Orders have been issued pursuant to such Environmental Laws relating to its Business or the Premises;
3.1.26.2.2 except as disclosed in section 3.1.26.2.2 of Schedule 3.1.26 of the Disclosure Letter, none of the Vendors, Zircatec, Benshar or any Person for which any of them may be legally responsible, or, to the best knowledge of the Vendors, any other Person, has emitted, discharged, deposited, disposed or released or caused or permitted to be emitted, discharged, deposited, disposed or released, any Hazardous Substance (i) on or into the Premises, (ii) in, on or under the soil, subsoil, surface water or ground water in, on or under the Premises, or (iii) in connection with the operation of the Business, except in each case in compliance with Environmental Law;
3.1.26.2.3 except as disclosed in section 3.1.26.2.3 of Schedule 3.1.26 of the Disclosure Letter, no underground storage tanks have been placed in, on or under the Premises nor is there any Hazardous Substance present on, at, in or under the Premises which could reasonably be expected to give rise to a material potential liability pursuant to Environmental Law;
3.1.26.2.4 except as disclosed in section 3.1.26.2.4 of Schedule 3.1.26 of the Disclosure Letter, any Hazardous Substance which has been or is being generated, treated or stored on the Premises or by any Person in respect of which either Zircatec or Benshar may be legally liable has been generated, treated and stored in compliance with Environmental Law; and
3.1.26.2.5 except as disclosed in section 3.1.26.2.5 of Schedule 3.1.26 of the Disclosure Letter, neither the Vendors nor Zircatec nor Benshar nor, to the best knowledge of the Vendors, any other Person has disposed of any Hazardous Substance on the Premises, or has permitted the Premises to be used for the disposal of, any Hazardous Substance.
3.1.26.3 All Environmental Permits obtained by Zircatec or Benshar in connection with its Business (including any applicable expiry dates) are listed in sections 3.1.26.3(a) and 3.1.26.7(a) of Schedule 3.1.26 of the Disclosure Letter and are valid and in full force and effect. Except as disclosed in sections 3.1.26.3(b) or 3.1.26.7(b) of Schedule 3.1.26 of the Disclosure Letter, each of Zircatec and Benshar holds all Environmental Permits which it requires, or is required to have, to own its properties and assets and to carry on its Business as presently conducted by it and all such Environmental Permits are in full force and effect, and each of Zircatec and Benshar is in compliance with all the terms and conditions relating to such Environmental Permits; and there are no Proceedings in progress, pending or threatened in writing which may result in revocation, cancellation, suspension or any adverse modification of any of such Environmental Permits that would have a material adverse effect on Zircatec or Benshar, as the case may be, taken as a whole. Except as set out in section 3.1.26.3(c) of Schedule 3.1.26 of the Disclosure Letter, neither the terms and conditions relating to such Environmental Permits nor the Environmental Law pursuant to which the same were issued require that any consent or approval of, or filing with or notice to, any Governmental Authority or other Person be made to assure the continued holding by Zircatec or Benshar, as the case may be, of such Environmental Permits after completion of the transactions contemplated by this Agreement. Except as set out in sections 3.1.26.3(d) or 3.1.26.7(d) of Schedule 3.1.26 of the Disclosure Letter, neither Zircatec nor Benshar has received or exchanged any correspondence or documents from or with any Governmental Authorities relating to potential non-compliance matters, other than non-compliance matters that, were resolved to the satisfaction of such Governmental Authorities. Except as disclosed in sections 3.1.26.3(e) or

3.1.26.7(e) of Schedule 3.1.26 of the Disclosure Letter, to the Vendors’ Knowledge there are no facts, circumstances or conditions that constitute a violation of any such Environmental Permit. Correct and complete copies of the Environmental Permits have been made available to Cameco.
3.1.26.4 Except as disclosed in section 3.1.26.4 of Schedule 3.1.26 of the Disclosure Letter, there are no Orders or similar requirements imposed by Governmental Authorities against or in respect of Zircatec, Benshar or the Premises. Except as disclosed in section 3.1.26.4 of Schedule 3.1.26, there are no Proceedings against or involving Zircatec or Benshar (whether in progress or threatened in writing) related to environmental matters (including with respect to potential or actual non-compliance with Environmental Law) in which there has been asserted a Claim against Zircatec or Benshar potentially involving imprisonment or penalties exceeding $50,000, or a Claim for monetary damages in an unspecified amount in which a Claim for more than $50,000 could reasonably be expected, or in which a claim for injunctive or similar relief has been asserted against Zircatec or Benshar and the granting of such relief would have a material adverse effect on its Business, and to the Vendors’ Knowledge, there are no facts, circumstances or conditions that could reasonably be expected to result in any such Proceeding or Claim.
3.1.26.5 Except as disclosed in section 3.1.26.5 of Schedule 3.1.26 of the Disclosure Letter, neither Zircatec nor Benshar has assumed any liability to any Person for cleanup, remediation, removal, compliance or required capital expenditures, including pursuant to any written agreement or in connection with Proceedings related to Environmental Law.
3.1.26.6 Except as contemplated in section 3.1.26.6 of Schedule 3.1.26 of the Disclosure Letter, the entering into of this Agreement, the sale of the Purchased Shares and the performance by the Vendors and the Guarantor of any of their other obligations under this Agreement will not contravene, breach or result in any default under any Environmental Law.
3.1.26.7 CNSC Licences. Section 3.1.26.7(a) of Schedule 3.1.26 of the Disclosure Letter lists all permits, licences, approvals, consents, authorizations, registrations, certificates and franchises issued by the CNSC and held by Zircatec (collectively, the “CNSC Licences”). Except as disclosed in section 3.1.26.7(b) of Schedule 3.1.26 of the Disclosure Letter, the CNSC Licences comprise all the permits, licences, approvals, consents, authorizations, registrations, certificates and franchises issuable by the CNSC pursuant to Law which are necessary for the operation of the Business. Except as set out in section 3.1.26.7(c) of Schedule 3.1.26 of the Disclosure Letter, Zircatec has not received any notification that it is in violation of any of the CNSC Licences or any Order of the CNSC in relation thereto. Except as set out in section 3.1.26.7(d) of Schedule 3.1.26 of the Disclosure Letter, Zircatec has not received or exchanged any correspondence or documents from or with the CNSC relating to potential non-compliance matters, other than non-compliance matters that, to the Vendors’

Knowledge, were resolved to the satisfaction of the CNSC. Except as disclosed in section 3.1.26.7(e) of Schedule 3.1.26 of the Disclosure Letter, to the Vendors’ Knowledge, there are no facts, circumstances or conditions that constitute a violation of any CNSC Licence. Correct and complete copies of the CNSC Licences have been made available to Cameco.
3.1.26.8 None of sections 3.1.23, 3.1.24 or 3.1.30 shall apply to environmental matters or Environmental Permits and, for greater certainty, Environmental Permits shall include the CNSC Licences.
3.1.27 Assets in Good Condition. All the physical assets of each of Zircatec and Benshar are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof.
3.1.28 Insurance. All physical assets of Zircatec and Benshar are covered by fire and other insurance with creditworthy insurers against such risks and in such amounts as are reasonable for prudent owners of comparable assets. To the best knowledge of the Vendors, there is no reason to believe that any of Zircatec’s or Benshar’s insurance policies will not be renewed by the insurer upon the scheduled expiry of the policy or will be renewed by the insurer only on the basis that there will be a material increase in the premiums payable in respect of the policy.
3.1.29 Intellectual Property.
3.1.29.1 Intellectual Property of Zircatec and Benshar. Neither Zircatec nor Benshar owns or has any right to any unexpired patent for any Invention. Except for disclosures made pursuant to the technology transfer agreements listed in Schedule 3.1.29 of the Disclosure Letter, the Zircatec Know-How is owned by Zircatec and has not been publicly disclosed and Zircatec and Benshar have maintained the confidentiality of the Zircatec Know-How.
3.1.29.2 Title to Intellectual Property. Neither Zircatec nor Benshar has received any notice or Claim challenging Benshar’s or Zircatec’s ownership of or rights to any Intellectual Property needed in the Business or suggesting that any other Person has any Claim of legal or beneficial ownership or other Claim or interest with respect thereto, nor is there a reasonable basis for such a Claim.
3.1.29.3 Non-Infringement of Intellectual Property Rights. To the Vendors’ Knowledge, the conduct of the Business does not infringe any other Person’s rights to Intellectual Property. Neither Zircatec nor Benshar is or has been a party to any Proceeding, nor has any Proceeding been threatened, that alleges that the conduct of its Business infringes any other Person’s rights to Intellectual Property. To the Vendors’ Knowledge, no Person has infringed or is infringing the right of Zircatec or Benshar in or to its Intellectual Property.
3.1.29.4 Sufficiency of Intellectual Property. The Intellectual Property which Zircatec either owns or licenses, and Zircatec’s rights therein, are complete and sufficient to conduct Zircatec’s Business as presently conducted and to operate the Business after the First Closing in substantially the same manner as the Business heretofore has been operated by Zircatec.
3.1.29.5 Technology Transfer of Intellectual Property. With the exception of the technology transfer agreements listed in Schedule 3.1.29 of the Disclosure Letter, neither Zircatec nor Benshar has transferred, assigned or licensed any Intellectual Property to any other Person. Correct and complete copies of all the technology transfer agreements listed in Schedule 3.1.29 of the Disclosure Letter have been made available to Cameco.
3.1.30 Litigation and Other Proceedings. Except as set out in Schedule 3.1.30 of the Disclosure Letter, there is no court, administrative, regulatory or similar action, suit or proceeding (whether civil, administrative, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry or claim or audit by any Governmental Authority, or any similar matter or proceeding (collectively, “Proceedings”) against or involving Zircatec or Benshar (whether in progress or threatened in writing) in which there has been asserted a Claim against Zircatec or Benshar for more than $50,000.00 or a claim for monetary damages in an unspecified amount in which a claim for more than $50,000.00 could reasonably be expected, or in which a Claim for injunctive or similar relief has been asserted against Zircatec or Benshar and the granting of such relief would have a material adverse effect on its Business, and to the Vendors’ Knowledge, there are no facts, circumstances or conditions that could reasonably be expected to result in any such Proceeding or Claim. There is no judgment, decree, injunction, rule, award or Order of any Governmental Authority outstanding against Zircatec or Benshar, except for any of the foregoing that do not and will not have a material adverse effect on its Business.
3.1.31 Corporate Records. The corporate records and minute books of each of Zircatec and Benshar (and each of their predecessor corporations) contain complete and accurate minutes of all duly held meetings of directors and committees thereof and shareholders held since their respective dates of incorporation. The share certificate books, registers of shareholders, registers of transfers and registers of directors and officers of each of Zircatec and Benshar are complete and accurate.
3.1.32 Books of Account. The books and records of each of Zircatec and Benshar set out all material financial transactions of Zircatec and Benshar, respectively.
3.1.33 Bank Accounts, etc. Schedule 3.1.33 of the Disclosure Letter is a complete and correct list (including addresses and account numbers) of each bank, trust company or similar institution in which Zircatec or Benshar has an account or safety deposit box and the names of all Persons, including any individual or firm holding a power of attorney, authorized to draw thereon or to have access thereto.
3.1.34 Customers and Suppliers. Since January 31, 2005, there has been no termination or cancellation of, and no material modification or change in, the business relationship with any customer or group of customers which singly or in the aggregate provided more than 20% of the gross revenues of Zircatec or Benshar for the fiscal year ended on such date. The Vendors have no reason to believe that the benefits of any relationship with any of the customers or suppliers of Zircatec or Benshar will not continue after the Closing Date in substantially the same manner as prior to the date hereof, assuming the completion on the Closing Date of the transactions contemplated hereby. For greater certainty, it is understood that contracts completed in the ordinary course of the Business, consistent with past practice, do not constitute either a “termination or cancellation of, or a material modification or change in, the business relationship with any customer” or an indication of a “reason to believe that the benefits of any relationship with any of the customers or suppliers of Zircatec or Benshar will not continue after the Closing Date in substantially the same manner as prior to the date hereof”.
3.1.35 Vendors Resident of Canada. None of the Vendors is a non-resident of Canada under the Income Tax Act (Canada).
3.1.36 Benshar Assets. Except as set out in Schedule 3.1.36 of the Disclosure Letter, as of the Time of First Closing and the Time of Second Closing, the only assets owned by Benshar will be shares of Zircatec.
3.1.37 Vendors’ Knowledge. Where any representation or warranty is stated in this Agreement to be to “the Vendors’ Knowledge”, the Vendors represent and warrant that they have made, or caused the Principals to make, reasonable inquiries to obtain or access the knowledge of those employees, consultants and third party advisors of the Vendors, Benshar or Zircatec whom they believe, in good faith, to be the Persons responsible for the subject matter of the representation and warranty.
3.1.38 Full Disclosure. To the Vendors’ Knowledge, the Vendors have made available to Cameco all documents, records, reports and information relating to Zircatec, Benshar and their respective assets, liabilities and Businesses which would reasonably be expected to be material to a purchaser of Benshar or Zircatec.
3.2 Additional Representations and Warranties by the Vendors
3.2.1 By the Corporate Vendor. Each Vendor that is a corporation represents and warrants to Cameco as follows and acknowledges that Cameco is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:
3.2.1.1 Incorporation and Status. Such Vendor is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.
3.2.1.2 Corporate Power and Due Authorization. Such Vendor has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. Each of this Agreement and the agreements and instruments required by this Agreement to be delivered by such Vendor at the First Closing or the Second Closing has been duly authorized by such Vendor. This Agreement has been duly executed and delivered by such Vendor and is a valid and binding obligation of such Vendor, enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. At the Time of First Closing, the non-solicitation and confidentiality agreement required to be delivered by such Vendor pursuant to section 5.1.7 shall be duly executed and delivered by such Vendor and will be a valid and binding obligation of such Vendor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws generally applicable to creditors’ rights and the availability of equitable remedies.
3.2.2 By the Individual Vendors. Each Vendor that is an individual represents and warrants to Cameco as follows and acknowledges that Cameco is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:
3.2.2.1 Binding Agreement. This Agreement is, and the non-solicitation and confidentiality agreement required to be delivered by such Vendor pursuant to section 5.1.7 will be, valid and binding obligations of such Vendor, enforceable in accordance with their respective terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.
3.3 By Cameco
          Cameco represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying upon the following representations and warranties in connection with their sale of the Purchased Shares:
3.3.1 Incorporation and Status. Cameco is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.
3.3.2 Corporate Power of Cameco and Due Authorization. Cameco has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. Each of this Agreement and the agreements, contracts and instruments required by this Agreement to be delivered by Cameco at the First Closing or the Second Closing has been duly authorized by Cameco. This Agreement has been duly executed and delivered by Cameco and is a valid and binding obligation of Cameco, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws generally applicable to creditors’ rights and the availability of equitable remedies.
3.3.3 Foreign Investment Review. Cameco is not a non-Canadian for the purposes of the Investment Canada Act (Canada).
3.3.4 No Contravention. Neither the entering into of this Agreement, the purchase of the Purchased Shares nor the performance by Cameco of any of its obligations under this Agreement will contravene, breach or result in any default under the articles, by-laws, or other organizational documents of Cameco or under any mortgage, lease, agreement, or other legally binding instrument, license, permit or Law to which Cameco is a party or by which it may be bound.

3.3.5 Approvals. Except as set out in section 5.1.8, no authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is required in connection with the execution, delivery or performance of this Agreement by Cameco.
3.4 No Finder’s Fees
          Each of the parties represents and warrants to the others that such party has not taken, and agrees that it will not take, any action that would cause any other party to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment.
3.5 Survival of Covenants, Representations and Warranties
          To the extent that they have not been fully performed at or prior to the Time of First Closing or the Time of Second Closing, the covenants, representations and warranties contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the First Closing and the Second Closing and shall continue for the applicable limitation period provided, however, that:
3.5.1 the representations and warranties contained in sections 3.1 and 3.3, except those set out in sections 3.1.1 to 3.1.6 inclusive, section 3.1.11.2, section 3.1.25, section 3.1.26, section 3.3.1 and section 3.3.2, shall terminate at the expiration of one year following the Second Closing and the representations and warranties set out in section 3.1.26 shall terminate at the expiration of two years following the Second Closing;
3.5.2 the representations and warranties set out in section 3.1.25 shall, subject to section 3.5.3, terminate at the expiration of the period ending on the first date on which no assessment, reassessment or other document assessing liability for Tax may be issued to Zircatec or Benshar (or any successor corporation to Zircatec or Benshar, including any corporation into which Zircatec or Benshar is wound up) in respect of any taxation year or other period ending on or prior to the Closing Date, or within which the Closing Date occurs, pursuant to any Law with respect to Taxes;
3.5.3 there shall be no termination of the representations and warranties set out in section 3.1.25 to the extent that any misrepresentation has been made or fraud has been committed in filing a Tax Return or in supplying information for the purposes of any Law imposing Tax on Zircatec or Benshar;
3.5.4 the representations and warranties contained in sections 3.1.1 to 3.1.6 inclusive, section 3.1.11.2, section 3.2, section 3.3.1 and section 3.3.2 shall continue indefinitely; and
3.5.5 no Claim for breach of representation or warranty shall be valid unless the party against whom such Claim is made has been given notice thereof before the date on which the applicable representation or warranty shall have terminated in accordance with the foregoing.

3.6 Liability of Vendors
          With the exception of section 3.2, the liability of the Vendors to Cameco for any Claims arising under this Agreement shall be several, and not joint or joint and several, and each Vendor’s liability to Cameco in respect of any Claim shall not exceed the following percentages, being each Vendor’s proportionate shareholding interest in Benshar as of the date hereof:

Robert J. Bradshaw	53.3330%

Lloyd R. Jones	13.3330%

R. Douglas Kneebone	3.3335%

George A. Wilson	3.3335%

757267 Ontario Limited	26.6670%
          For greater certainty, the Vendors and the Guarantor acknowledge and agree that Cameco may, in its sole discretion, assert a Claim resulting from a breach of any covenant, representation or warranty contained in this Agreement (other than section 3.2) against any one or more of the Vendors or the Guarantor, either individually or collectively, and may enforce any judgment so obtained against any one or more of the Vendors or the Guarantor to the fullest extent permitted by Law, and may release, settle or compromise any such Claim or judgment against any one or more of the Vendors or the Guarantor, without (i) releasing or discharging any of the other Vendors or the Guarantor from their obligations and liabilities to Cameco under this Agreement, or (ii) in any way prejudicing or adversely affecting the right of Cameco to assert similar or any other Claims against any of the other Vendors or the Guarantor, provided, however, that in no event shall the liability of a Vendor for any particular Claim (other than a Claim in respect of section 3.2) exceed an amount that is the percentage set out above opposite that Vendor’s name of the aggregate amount of such Claim. The obligations and liabilities of any Vendor or the Guarantor to Cameco under this Agreement shall not be affected by any extension, modification or waiver by Cameco of the time for or manner of any other Vendor’s or the Guarantor’s performance, observance or compliance with any covenants or agreements in this Agreement, in whole or in part. For greater certainty, and notwithstanding the foregoing, (a) pursuant to section 2.3.2, section 2.3.3 or section 7.4.8, Cameco may apply the entire amount of any Claim against one or more of the Vendors or the Guarantor against the Holdback, including any Claim in respect of section 3.2, irrespective of whether all of the Vendors and the Guarantor are liable for such Claim, and (b) Cameco may pursue any Claim in respect of section 3.2 against the Vendors individually.
ARTICLE 4
ADDITIONAL AGREEMENTS OF THE PARTIES
4.1 Access to Information
          Until the Time of First Closing the Vendors shall give, and shall cause Benshar and Zircatec to give, to Cameco and its accountants, legal advisers and other representatives during normal business hours full access to their premises, all their assets, books, accounts, Tax

Returns, contracts, commitments and records and to their personnel and to furnish them with all such information relating to their Businesses and their affairs and assets as Cameco may reasonably request; including access to all leased and owned real property to perform inspections, investigations, tests, surveys and other examinations (including soil and groundwater sampling), provided that such access and such requests for information shall not be unduly burdensome nor unreasonably disturb the ongoing business of Zircatec or Benshar. No investigation made by Cameco or their representatives shall affect Cameco’s right to rely on any representation or warranty made by the Vendors and the Guarantor in this Agreement or in any document contemplated by this Agreement or derogate from the acknowledgment by the Vendors and the Guarantor of such reliance in section 3.1.
4.2 Conduct of Business Until Time of First Closing
4.2.1 Subject to section 4.2.2, the Vendors shall ensure that from the date hereof until the Time of First Closing each of Zircatec and Benshar conducts its Business only in the ordinary and usual course, consistent with past practice. Without limiting the generality of the foregoing, but subject to section 4.2.2, the Vendors shall ensure that from the date hereof until the Time of First Closing:
4.2.1.1 without the prior written consent of Cameco, neither Zircatec nor Benshar shall not do any act or thing of the kind described in section 3.1.13 or enter into any contract, agreement or commitment of the kind described in sections 3.1.12, 3.1.14, 3.1.15, 3.1.16 or 3.1.17;
4.2.1.2 Zircatec and Benshar shall do or refrain from doing all other acts and things reasonably necessary to ensure that the other representations and warranties in section 3.1 remain true and correct in all material respects at the Time of First Closing as if such representations and warranties were made at and as of such date and to satisfy or cause to be satisfied the conditions in section 5.1 which are reasonably within its control;
4.2.1.3 each of Zircatec and Benshar uses reasonable commercial efforts to preserve its Business and to maintain its relationships with its customers, suppliers, regulators and others having business relationships with it;
4.2.1.4 Zircatec does not pay out or use any LVRF Cash except as required under the LVRF Plant Modification Agreement;
4.2.1.5 Zircatec maintains its inventory levels in a manner consistent with past practice;
4.2.1.6 Zircatec does not accelerate the payment of any accounts receivable owed to it such that such accounts receivable are paid in a manner that is not consistent with past practice;
4.2.1.7 Zircatec does not delay the payment of any accounts payable owed by it such that such accounts payable are paid in a manner that is not consistent with past practice;

4.2.1.8 neither Zircatec nor Benshar amends, modifies or voluntarily terminates prior to the expiration date thereof any of the Material Contracts listed in Schedule 3.1.15 of the Disclosure Letter or waives any default by, or release, settles or compromises any Claim against, any other party thereto, unless such amendment, modification, termination or waiver is specifically contemplated in this Agreement; and
4.2.1.9 neither Zircatec nor Benshar (i) hires any new employees, other than to fill vacancy positions, (ii) increases salaries, wages, compensation or other benefits payable or to become payable to any of its directors, officers, employees or any of them (including severance packages).
4.2.2 Notwithstanding section 4.2.1, prior to the Time of First Closing, the Vendors shall cause the transactions set out in Schedule 4.2 of the Disclosure Letter (the “Pre-Closing Transactions”) to be completed in the manner and order set out therein.
4.2.3 Each Vendor shall, on a continuous basis during the period between the execution of this Agreement and the First Closing (or the Second Closing, in the case of the Second Vendor), promptly notify Cameco of an occurrence of any event that could result in any representation or warranty of any Vendor being no longer true or correct.
4.3 Corporate Action, Resignations and Releases
          At or prior to the Time of First Closing, the Vendors and the Guarantor shall cause all necessary corporate action to be taken by the Vendors and Benshar for the purpose of approving the transfer of the Purchased Shares to Cameco. At or prior to such time, the Vendors shall also obtain releases from those individuals listed on Schedule 4.3 of the Disclosure Letter of all claims they may have against Benshar or Zircatec (such releases to be in form and substance reasonably satisfactory to Cameco) and resignations and releases of all the directors of Benshar and Zircatec. The Vendors shall bear all costs relating to the termination of the employment of the individuals listed on Schedule 4.3 of the Disclosure Letter.
          At or prior to the Time of First Closing, the Vendors shall cause all necessary corporate action to be taken by the Vendors, Benshar and Zircatec to terminate (i) the management agreement (the “Management Agreement”) dated January 29, 1998 between Zircatec and Contor Holdings Limited (“Contor”), as amended, restated or replaced from time to time, (ii) the shareholder agreement (the “Shareholder Agreement”) dated December 18, 1996 between the Vendors, Benshar and Zircatec, among others, (iii) the defined benefit retirement compensation arrangement of Brian Walker (the “Walker RCA”), (iv) the memorandum of agreement (the “Memorandum of Agreement”) dated August 20, 1992 between Zircatec and Brian Walker, and (v) the retirement compensation trust agreement dated August 20, 1992 between Zircatec and Lisanne Hill (the “Trust Agreement”). At or prior to the Time of First Closing, the Vendors shall also obtain releases, in form and substance satisfactory to Cameco, from Contor in respect of the Management Agreement, the Vendors and the parties to the Shareholder Agreement other than Benshar and Zircatec in respect of the Shareholder

Agreement, Brian Walker in respect of the Walker RCA and the Memorandum of Agreement and Lisanne Hill in respect of the Trust Agreement.
4.4 Obtaining of Consents and Approvals and Cooperation
4.4.1 Subject to section 4.4.2, the parties shall file or deliver all notices, reports, forms or requests to obtain the consents, approvals, waivers or clearances described in sections 5.1.8 and 5.2.5. The parties shall cooperate fully and in good faith with each other and work jointly toward obtaining any such consents, approvals, waivers or clearances in connection with any steps required to be taken as part of their respective obligations under this Agreement.
4.4.2 Cameco has filed an application for an advance ruling certificate under Section 102 of the Competition Act with respect to the transactions contemplated by this Agreement. Cameco shall use its commercially reasonable efforts to obtain Competition Act approval in relation to the transactions contemplated by this Agreement. Cameco and the Vendors shall, and the Vendors shall cause Benshar and Zircatec to, respond expeditiously to any inquiries or requests for information from the Competition Bureau. The Vendors shall, and shall cause Benshar and Zircatec to, furnish to Cameco such information and assistance as Cameco may reasonably request in connection with the application and any additional submissions to the Competition Bureau.
4.4.3 Prior to the First Closing, the Vendors shall cause all insureds other than Benshar or Zircatec to be removed as insureds under the insurance policies set out in Schedule 4.4 of the Disclosure Letter.
4.5 Zircatec Employees
          Cameco shall use their reasonable commercial efforts to ensure that following the First Closing, except for the employees listed in Schedule 4.3 of the Disclosure Letter, all employees of Zircatec will retain their positions and employment with Zircatec for 12 months after the First Closing, provided that, and notwithstanding the foregoing, following the First Closing Cameco and Zircatec shall be permitted to terminate any employee of Zircatec for cause.
4.6 Indebtedness
          At or prior to the Time of First Closing, and with the exception of the indebtedness set out in Schedule 3.1.12 (and all agreements and Charges related thereto), the Vendors shall discharge (or otherwise cause to be extinguished) (i) any loans from or indebtedness to a Vendor, a Principal or any Affiliate thereof, and (ii) any indebtedness for borrowed money of any other Person guaranteed by Benshar or Zircatec unless such guarantee is released at or prior to the Time of First Closing, and shall obtain releases of any Charges in respect of any such indebtedness and terminations of any agreements related to any such indebtedness. The Vendors shall be responsible for any costs, fees, expenses or penalties arising from the termination of any such agreements or the releases of any such Charges. The Vendors shall ensure that all inter-company accounts, whether payables or receivables, between Zircatec or Benshar, on the one hand, and a Vendor, a Principal or any Affiliate thereof, on the other hand, are settled in cash at or prior to the Time of First Closing.
4.7 Taxes
4.7.1 The parties acknowledge and agree that Cameco shall cause Zircatec to make a provision in the Stub Period Net Income for amounts at least equal to the amount of all Taxes owing by Zircatec that will not be due and payable by the Closing Date and that relate to periods ending on or prior to the Closing Date or to periods beginning before and ending after the Closing Date. The Vendors shall ensure that Benshar has sufficient cash as of the Time of First Closing to pay all Taxes owing by Benshar that relate to periods ending on or prior to the Closing Date or to periods beginning before and ending after the Closing Date to the extent such Taxes have accrued to the Closing Date.
4.7.2 Cameco shall cause Zircatec to duly and timely make or prepare all Tax Returns required to be made or prepared by it and to duly and timely file all Tax Returns required to be filed by it for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Cameco shall cause Zircatec to make the election referred to in subsection 13(7.4) of the Income Tax Act (Canada) in respect of capital expenditures made pursuant to the LVRF Plant Modification Agreement for Zircatec’s taxation year ending immediately before the Time of First Closing, and to duly and timely file such election in accordance with all applicable regulations. Cameco may cause Zircatec to make the election referred to in subsection 256(9) of the Income Tax Act (Canada), and comparable provisions of applicable provincial or territorial legislation, and to file such election for Zircatec’s taxation year ending immediately before the Time of First Closing, provided that, for greater certainty, Zircatec may not elect a time for the acquisition of control of Zircatec that is later than the Time of First Closing. Cameco shall also cause Zircatec to duly and timely make or prepare all Tax Returns required to be made or prepared by it and to duly and timely file all Tax Returns required to be filed by it for periods beginning before and ending after the Closing Date. Cameco shall consult with the Vendors in respect of, and the Vendors and Cameco shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required (including draft Tax Returns) for, the preparation of any Tax Return of Zircatec for a period ending on, prior to or including the Closing Date, and the Vendors and Cameco shall preserve such data and other information until the expiration of any applicable limitation period under any Law with respect to Taxes.
4.7.3 The Vendors shall duly and timely make or prepare all Tax Returns in respect of income Tax required to be made or prepared by Benshar for any period which ends on or before the Closing Date and for which such Tax Returns have not been filed as of the date of this Agreement, provided that the income Tax Return of Benshar for its taxation year ending on the earlier of January 31, 2006 and the Closing Date (the “2005 Taxation Year”) shall be made or prepared by the Vendors no later than 45 days after the end of such taxation year. Unless required by Law, Cameco shall not amend, or otherwise seek to change, any such Tax Return after it has been filed if such amendment or change would result in a reduction of the dividend refund, if any, to which Benshar is entitled in respect of any period that ends on or before the Closing Date. The Vendors shall cause Benshar, or after the Time of First Closing, Cameco shall cause Benshar, to duly and timely file all such Tax Returns, provided that no such Tax Return shall be filed without Cameco’s prior approval and provided that the income Tax Return for the 2005 Taxation Year of Benshar shall be filed no later than two months after the end of the 2005 Taxation Year. Cameco shall cause Benshar to duly and timely make or prepare all other Tax Returns required to be filed by it for any period which ends on or before the Closing Date which have not been filed as of the date of this Agreement or for periods beginning before and ending after the Closing Date. If Cameco causes Zircatec to make and file the election referred to in subsection 256(9) of the Income Tax Act (Canada), and comparable provisions of applicable provincial or territorial legislation, Cameco shall also cause Benshar to make the election referred to in subsection 256(9) of the Income Tax Act (Canada), and comparable provisions of applicable provincial or territorial legislation, and to file such election for Benshar’s taxation year ending immediately before the Time of First Closing, provided that, for greater certainty, Benshar may not elect a time for the acquisition of control of Benchar that is later than the Time of First Closing. Cameco shall, if so requested in writing by the Vendors, cause Benshar to make the election referred to in subsection 55(5)(f) of the Income Tax Act (Canada), and comparable provisions of applicable provincial or territorial legislation, and to file such election for Benshar’s taxation year beginning at the Time of First Closing. The Vendors and Cameco shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required (including draft Tax Returns) for the preparation of any Tax Return of Benshar for a period ending on, prior to or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any Law with respect to Taxes.
4.7.4 Cameco shall cause Zircatec and Benshar to provide to the Vendors copies of any Tax Returns, notices of assessments and correspondence with Governmental Authorities in respect of Taxes for which the Vendors are liable under this Agreement.
4.8 Guarantee and Indemnity
4.8.1 The Guarantor unconditionally and irrevocably guarantees to and covenants with Cameco that the Second Vendor (the “Guaranteed Vendor”) will duly perform and observe each and every covenant and agreement in this Agreement on the part of the Guaranteed Vendor to be performed and observed, at the times and in the manner specified in this Agreement, including, for greater certainty, the Guaranteed Vendor’s obligations under section 7.1. If any default is made by the Guaranteed Vendor in the performance or observance of any of the covenants or agreements which pursuant to this Agreement are to be performed or observed by the Guaranteed Vendor, the Guarantor will itself perform or cause to be performed such covenant or agreement immediately upon notice from Cameco to the Guarantor specifying in summary form the default. If the Guaranteed Vendor defaults as aforesaid, and if the Guarantor fails forthwith to make good such default, then Cameco may in its discretion proceed in the enforcement of the rights given by this Agreement and by any remedy provided by Law whether by legal proceedings or otherwise to enforce the performance by the Guarantor of its obligations under this Agreement. Without limiting the generality of the foregoing provisions, Cameco may proceed to enforce such rights, or from time to time any thereof, prior to, contemporaneously with or after any enforcement against the Guaranteed Vendor and/or any other Vendor, or without any enforcement against the Guaranteed Vendor and/or any other Vendor.
4.8.2 The Guarantor shall indemnify and save Cameco harmless from and against any losses which may arise by virtue of any of the guaranteed covenants and agreements set forth in section 4.8.1 being or becoming for any reason whatsoever in whole or in part:
4.8.2.1 void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by Cameco in accordance with its terms; or
4.8.2.2 released or discharged by operation of Law;
(all of the foregoing, collectively, an “Indemnifiable Circumstance”). For greater certainty, these losses shall include the amount in respect of a guaranteed covenant or agreement which would have been payable by the Guaranteed Vendor but for the existence of an Indemnifiable Circumstance.
4.8.3 The Guarantor acknowledges and agrees that this guarantee and indemnity shall continue in full force and effect and the liability of the Guarantor under this Agreement shall not be affected by:
4.8.3.1 any extension, modification or waiver of the time for or manner of the Guaranteed Vendor’s and/or any other Vendor’s performance, observance or compliance with any covenants or agreements in this Agreement, in whole or in part; or
4.8.3.2 any other event or circumstance which would at Law or in equity give rise to a release or discharge, in whole or in part, of the Guarantor’s obligations as a guarantor of the Guaranteed Vendor under this Agreement;
notwithstanding that there is no notice to or consent of the Guarantor.
4.8.4 Cameco shall be entitled to pursue its rights and remedies under this guarantee and indemnity and shall be entitled to payment and performance hereunder, notwithstanding any action taken or omitted to be taken by Cameco to enforce any of its rights or remedies under this Agreement, notwithstanding any defect in the authorization or execution of this Agreement by the Guaranteed Vendor or other bar to its enforceability, in whole or in part, at Law or in equity, and notwithstanding any amalgamation, merger, reorganization, sale of assets, or other corporate change by the Guaranteed Vendor or the insolvency, bankruptcy or termination of the corporate existence of the Guaranteed Vendor at any time while this guarantee and indemnity is in force.
4.8.5 The Guarantor shall not be or claim to be subrogated, in whole or in part, to the rights of Cameco against the Guaranteed Vendor under this Agreement or otherwise until Cameco shall have received in full all amounts due to it under this Agreement, but except as set out in this section 4.8, nothing contained herein shall limit the rights at Law and in equity of the Guarantor to subrogation as a guarantor.
4.8.6 The Guarantor represents and warrants to Cameco as follows and acknowledges that Cameco is relying upon such representations and warranties in connection with its purchase of the Purchased Shares:
4.8.6.1 The Guarantor has the power and capacity to guarantee the obligations of the Guaranteed Vendor as provided in section 4.8 and to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Guarantor and is a valid and binding obligation of the Guarantor enforceable in accordance with its terms, subject to the applicable bankruptcy, insolvency and similar laws generally applicable to creditors’ rights, and the availability of equitable remedies.
4.8.7 The guarantee and indemnity contained in this section 4.8:
4.8.7.1 shall be a continuing guarantee and indemnity of the guaranteed covenants and agreements set forth in section 4.8.1;
4.8.7.2 extends to cover such guaranteed covenants and agreements, as the same may be amended, varied or replaced from time with or without the consent of the Guarantor; and
4.8.7.3 is a continuing guarantee and indemnity and remains in full force and effect until such guaranteed covenants and agreements have been fully discharged.
4.8.8 The obligations of the Guarantor under this section 4.8 are separate and independent obligations of the Guarantor and shall survive the First Closing and the Second Closing and the termination of this Agreement.
4.9 Steps Prior to Second Closing
          Following the First Closing, each of Cameco and the Second Vendor agrees to take, or cause to be taken, the steps set out in Schedule 4.9 of the Disclosure Letter (the “Safe Income Transactions”) in the manner and order set out therein.

ARTICLE 5
CONDITIONS TO CLOSINGS
5.1 Conditions for the Benefit of Cameco
          The obligation of Cameco to complete the purchase of the Purchased Shares pursuant to this Agreement is subject to the satisfaction of, or compliance with, at or prior to the Time of First Closing, each of the following conditions (each of which is acknowledged by the Vendors to be for the exclusive benefit of Cameco):
5.1.1 Accuracy of Representations of Vendors and the Guarantor and Compliance With Covenants. The representations and warranties of all the Vendors and the Guarantor made in or pursuant to this Agreement shall be true and correct at the Time of First Closing with the same force and effect as if made at and as of the Time of First Closing; the covenants contained in this Agreement to be performed by all the Vendors or the Guarantor at or prior to the Time of First Closing shall have been performed; none of the Vendors nor the Guarantor shall be in breach of any agreement contained in this Agreement; and Cameco shall have received certificates, in form and substance reasonably satisfactory to Cameco, confirming the foregoing, signed by each Vendor who is an individual, by a senior officer or director of each Vendor that is a corporation, and by the Guarantor.
5.1.2 Closing Documents and Proceedings. All documents relating to the authorization and completion of the transactions contemplated by this Agreement and all actions and proceedings taken at or prior to the Time of First Closing in connection with the performance by the Vendors of its obligations under this Agreement shall be satisfactory to Cameco and Cameco shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request, in form and substance satisfactory to Cameco.
5.1.3 Opinion of Vendors’ Counsel. Cameco shall have received an opinion of Vendors’ counsel in form and substance satisfactory to Cameco in the form attached hereto as Schedule 5.1.3.
5.1.4 No Material Adverse Change. No change (actual, contemplated or threatened) in the business affairs, operations, assets, liabilities (contingent or otherwise) or prospects of Zircatec or Benshar which could have a material adverse effect shall have occurred prior to the Time of First Closing.
5.1.5 No Adverse Legislation. No legislation (whether by statute, regulation, order-in-council, notice of ways and means motion, by-law or otherwise) shall have been enacted, introduced or tabled which materially adversely affects or may materially adversely affect Zircatec’s Business.
5.1.6 No Action to Restrain. No Proceeding has been commenced or threatened in writing by any Person to restrain or prohibit:
5.1.6.1 the purchase and sale of the Purchased Shares hereunder; or

5.1.6.2 Zircatec from carrying on the Business as the same is being carried on or operated at the date hereof.
5.1.7 Non-Solicitation and Confidentiality Agreement. Each of the Vendors and the Principals shall have executed and delivered to Cameco a non-solicitation and confidentiality agreement in the form of the agreement attached hereto as Schedule 5.1.7.
5.1.8 Consents and Approvals. The following consents and approvals shall have been delivered to or obtained by Cameco:
5.1.8.1 (a) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act by the Commissioner; or (b)(i) the expiry, termination or waiver of the waiting period under section 123 of the Competition Act pursuant to section 113(c) of that Act, and (ii) the Commissioner advising Cameco, in writing, that she has no intention to file an application under Part VIII of the Competition Act, in connection with the transactions contemplated by this Agreement;
5.1.8.2     ; and
5.1.8.3 the consents and approvals listed in Schedule 5.1.8 of the Disclosure Letter.
5.1.9 Delivery of Other Documents. The following documents shall have been delivered to Cameco:
5.1.9.1 releases from those individuals listed on Schedule 4.3 of the Disclosure Letter and resignations and releases of all directors of Zircatec and Benshar (or evidence of their removal as directors);
5.1.9.2 release of all claims of the Vendors and their Affiliates against Zircatec and Benshar and cancellation of all agreements or obligations outstanding between Zircatec or Benshar and a Vendor, a Principal or any Affiliate thereof;
5.1.9.3 evidence, in form and substance satisfactory to Cameco, that sections 4.3 and 4.6 have been complied with by the Vendors;
5.1.9.4 estoppel certificates, in form and substance satisfactory to Cameco, from each of the landlords under the Leases, except for the Lease set out in Schedule 5.1.9 of the Disclosure Letter; and
5.1.9.5 a statutory declaration, in form and substance satisfactory to Cameco, confirming certain real property matters.

5.1.10 Insurance. All insured parties, other than Benshar and Zircatec, shall have been removed from Zircatec’s and Benshar’s insurance policies.
          If any of the conditions contained in this section 5.1 shall not be fulfilled or performed at or prior to the Time of First Closing to the satisfaction of Cameco (acting reasonably), Cameco may, by notice to the Vendors, terminate this Agreement and the obligations of the parties under this Agreement other than the obligations contained in sections 8.1 and 8.3. In the event of such termination, Cameco shall have no claim against the Vendors and/or the Guarantor for damages suffered by Cameco as a result of such termination. Any condition may be waived in whole or in part by Cameco, provided that if Cameco has provided such a waiver in respect of a breach of covenant, representation or warranty specifically set out in one or more of the certificates referred to in section 5.1.1, Cameco shall be deemed to have waived any Claim it may have under this Agreement in respect of such breach.
          If, at any time prior to the First Closing, any representation and warranty, or covenant (which by its terms must be complied with or fulfilled at such time), made or given by any Vendor or the Guarantor in this Agreement is not, in the case of a representation and warranty, true and correct with the same force and effect as if given at and as of such time (whether or not the truth and correctness of such representations and warranties are within the Vendor’s or the Guarantor’s control), and, in the case of a covenant, is not being complied with or fulfilled in all material respects, Cameco may, at such time, by giving notice to the Vendors, terminate this Agreement and the obligations of the parties hereunder other than those set out in sections 8.1 and 8.3. In such event, termination shall be Cameco’s only remedy and recourse and Cameco may not bring an action against the Vendors and/or the Guarantor for damages suffered by Cameco, and no Vendor nor the Guarantor may bring an action against Cameco for damages suffered by that Vendor or the Guarantor, respectively.
5.2 Conditions for the Benefit of the Vendors
          The obligation of the Vendors to complete the sale of the Purchased Shares hereunder is subject to the satisfaction of, or compliance with, at or prior to the Time of First Closing, each of the following conditions (each of which is acknowledged by Cameco to be for the exclusive benefit of the Vendors):
5.2.1 Accuracy of Representations of Cameco and Compliance With Covenants. The representations and warranties of Cameco made in or pursuant to this Agreement shall be true and correct at the Time of First Closing with the same force and effect as if made at and as of the Time of First Closing; the covenants contained in this Agreement to be performed by Cameco at or prior to the Time of First Closing shall have been performed; Cameco shall not be in breach of any agreement on its part contained in this Agreement; and the Vendors shall have received a certificate confirming the foregoing, signed for and on behalf of Cameco by a senior officer or director of Cameco or other person acceptable to the Vendors, in form and substance reasonably satisfactory to the Vendors.
5.2.2 Closing Documents and Proceedings. All documents relating to the authorization and completion of the transactions contemplated by this Agreement and all actions and proceedings taken at or prior to the Time of First Closing in connection with the performance by Cameco of its obligations under this Agreement shall be reasonably satisfactory to the Vendors and the Vendors shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request, in form and substance reasonably satisfactory to the Vendors.
5.2.3 Opinion of Cameco’s Counsel. The Vendors shall have received an opinion of Cameco’s counsel in form and substance reasonably satisfactory to the Vendors substantially in the form attached hereto as Schedule 5.2.3.
5.2.4 No Action to Restrain. No action or proceeding shall have been commenced or threatened in writing by any Person to restrain or prohibit the purchase and sale of the Purchased Shares hereunder.
5.2.5 Consents and Approvals. The consents and approvals referred to in section 5.1.8 shall have been delivered to or obtained by the Vendors.
          If any of the conditions contained in this section 5.2 shall not be fulfilled or performed at or prior to the Time of First Closing to the satisfaction of any Vendor (acting reasonably), any Vendor may, by notice to Cameco, terminate this Agreement and the obligations of the parties under this Agreement other than the obligations contained in sections 8.1 and 8.3. In the event of such termination, no Vendor shall have any claim against Cameco for damages suffered by that Vendor as a result of such termination. Any condition may be waived in whole or in part by the Vendors, provided that if the Vendors have provided such a waiver in respect of a breach of covenant, representation or warranty specifically set out in the certificate referred to in section 5.2.1, each Vendor shall be deemed to have waived any Claim such Vendor may have under this Agreement in respect of such breach.
          If, at any time prior to the First Closing, any representation and warranty, or covenant (which by its terms must be complied with or fulfilled at such time), made or given by Cameco in this Agreement is not, in the case of a representation and warranty on their part, true and correct in all material respects with the same force and effect, as if given at and as of such time (whether or not the truth and correctness of such representation and warranty are within Cameco’s control), and, in the case of a covenant, is not being complied with or fulfilled in all material respects, any Vendor may, at such time, by giving notice to Cameco, terminate this Agreement and the obligations of the parties hereunder other than those set out in sections 8.1 and 8.3. In such event, termination shall be the Vendors’ only remedy and recourse and no Vendor may bring an action against Cameco for damages suffered by that Vendor, and Cameco may not bring an action against the Vendors or the Guarantor for damages suffered by Cameco.
5.3 Second Closing
          In the event that the First Closing occurs, the Second Closing shall occur and each of the Second Vendor and Cameco shall do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as are required in order to complete the Second Closing. Each of the Second Vendor and Cameco acknowledge that the First Closing would not have been completed if it was not certain that the Second Closing would also be completed. Each of the Second Vendor and Cameco acknowledges that a breach or threatened breach by such party of this section 5.3 will result in the other party suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, each of the Second Vendor and Cameco agrees that the other party shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which such party may become entitled, in respect of a breach of this section 5.3 by the other party.
ARTICLE 6
CLOSINGS
6.1 Location and Time of the Closings
          The First Closing shall take place at the Time of First Closing and the Second Closing shall take place at the Time of Second Closing, in each case at the offices of Gowling Lafleur Henderson, Toronto, Ontario. The parties shall use their best efforts to satisfy the conditions to the First Closing and the Second Closing so that the Closing Date will be not later than February 1, 2006. If the First Closing has not occurred on or before March 15, 2006 then, unless the parties agree otherwise, this Agreement shall terminate except for the obligations of the parties under sections 8.1 and 8.3. For greater certainty, if this Agreement terminates pursuant to this section 6.1, no party shall bring an action against any other party for damages suffered by the first party.
6.2 Deliveries at the Closings
          At the First Closing or the Second Closing, as the case may be, the Vendors shall deliver the share certificates representing the Purchased Shares in transferable form and such other documents as are required or contemplated to be delivered by the Vendors or the Vendors’ counsel pursuant to this Agreement, and Cameco shall pay that amount contemplated by section 2.3.1 and shall deliver such documents as are required or contemplated to be delivered by Cameco or its counsel pursuant to this Agreement. The Vendors shall also deliver to Cameco at the First Closing any corporate or other records of Zircatec or Benshar in the possession of or control of the Vendors or any of its Affiliates (other than Zircatec or Benshar) or the Principals.
ARTICLE 7
INDEMNIFICATION
7.1 Indemnification by the Vendors
          Each Vendor shall severally, in accordance with section 7.2, indemnify and save Cameco harmless, on an after-Taxes basis, for and from any Claim in respect of the following:
7.1.1 all debts and liabilities, absolute, contingent or otherwise, of Benshar existing at the Time of Second Closing, except such debts and liabilities set forth in Schedule 7.1 of the Disclosure Letter;

7.1.2 any warranty, damage or similar Claim, including Claims for property damage, personal injury or wrongful death, made against Zircatec for or arising from defects in any goods, materials or workmanship, in each case provided by Zircatec on or prior to the Closing Date for which Zircatec is or is alleged to be liable, up to an amount not to exceed the actual costs or payments incurred or made by Zircatec in respect of a warranty Claim;
7.1.3 notwithstanding that Cameco may have prepared, or caused to be prepared, any Tax Return of Zircatec or Benshar pursuant to section 4.7, any Taxes imposed upon or assessed or reassessed against Zircatec or Benshar (or any successor corporation to Zircatec or Benshar, including any corporation into which Zircatec or Benshar is wound up) relating to any period prior to the Time of Second Closing, other than Taxes imposed upon or assessed or reassessed against Zircatec in relation to the modifications required by the LVRF Plant Modification Agreement;
7.1.4 the extent, if any, to which (i) the amount of the dividend refund received by Benshar from the Canada Revenue Agency in respect of taxable dividends paid by Benshar during its taxation year (the “2005 Taxation Year”) beginning on February 1, 2005 and ending on the earlier of January 31, 2006 and immediately before the Time of First Closing, is less than (ii) the total of (a) the aggregate liability of Benshar under Part IV of the Income Tax Act (Canada) for the 2005 Taxation Year and (b) $504,492;
7.1.5 any losses, damages or deficiencies suffered by Cameco, Benshar or Zircatec as a result of any breach of a representation or warranty or non-fulfillment or breach of a covenant on the part of the Vendors contained in this Agreement or in any certificate or document delivered by or on behalf of the Vendors pursuant to or as contemplated by this Agreement; provided that a Vendor shall not be under any obligation to Cameco, Benshar or Zircatec under this section 7.1.5 in respect of a breach by any other Vendor of a representation and warranty given by that other Vendor in section 3.2; and
7.1.6 any losses or damages suffered by Cameco, Benshar or Zircatec as a result of the transactions included in Schedule 7.1.6 of the Disclosure Letter, including any Taxes imposed, assessed, reassessed or payable as a result of any such transaction;
provided that, in each case, if there is an accrual or a reserve for a specific liability in (i) the Zircatec Audited Financial Statements; or (ii) the Stub Period Financial Statements (but in respect of (ii), only to the extent any change in the applicable accrual or reserve from the Zircatec Audited Financial Statements was fully taken into account and incorporated in the calculation of the Final Stub Period Net Income and not, pursuant to section 2.5.1, not taken into account because of a difference in assumptions from those set out in Schedule 2.5.1 of the Disclosure Letter), the liability of the Vendors pursuant to this section 7.1 shall be limited to the amount by which such debts, liabilities, losses, damages, deficiencies or Taxes exceed such accrual or reserve.

Notwithstanding the foregoing, the Vendors’ obligation to indemnify Cameco under section 7.1.5 (except to the extent such Claims relate to or are in respect of Taxes or debts or liabilities of Benshar or obligations required pursuant to section 4.7) shall apply only if the aggregate thereof exceeds $2,000,000 and the indemnifications obligations shall be limited to the amount by which the aggregate of such Claims exceeds $2,000,000. For greater certainty, the Vendors’ obligations to indemnify Cameco in respect of a Claim in respect of sections 7.1.1, 7.1.2, 7.1.3, 7.1.4, 7.1.5 (with respect to section 7.1.5 only, to the extent such Claim relates to or is in respect of Taxes or debts or liabilities of Benshar or obligations required pursuant to section 4.7) or 7.1.6 shall apply irrespective of the amount of any such Claim. In addition, the Vendors’ obligation to indemnify Cameco under section 7.1.5 (except to the extent such Claims relate to or are in respect of Taxes or debts or liabilities of Benshar or obligations required pursuant to section 4.7) shall terminate if and when the Vendors have indemnified Cameco for losses, liabilities, debts, damages, and deficiencies in an aggregate amount equal to the Purchase Price.
7.2 Limitation of Indemnity by Vendors
          Subject to section 7.4.8, the provisions of section 3.6 shall apply mutatis mutandis to the liability of each Vendor in respect of the indemnity given by the Vendors in section 7.1 and to the ability of Cameco to assert a Claim or Claims against any one or more of the Vendors in respect of liabilities arising under such indemnity.
7.3 Indemnification by Cameco
          Cameco shall indemnify and save the Vendors harmless, on an after-Tax basis, for and from any Claim in respect of any of the following:
7.3.1 any losses, damages or deficiencies suffered by the Vendors as a result of any breach of a representation or warranty or non-fulfilment or breach of a covenant on the part of Cameco contained in this Agreement or any certificate or document delivered by or on behalf of Cameco pursuant to or as contemplated by this Agreement.
Notwithstanding the foregoing, Cameco’s obligation to indemnify the Vendors shall apply only if the aggregate thereof exceeds $2,000,000 and the indemnification obligations shall be limited to the amount by which the aggregate of such Claims exceeds $2,000,000, unless any such Claim is in respect of payments required pursuant to section 2.6 or obligations required pursuant to section 4.7, in which case, no such threshold or limitation shall apply. In addition, Cameco’s obligation to indemnify the Vendors under this section 7.3 shall terminate if and when Cameco has indemnified the Vendors for losses, damages, and deficiencies in an aggregate amount equal to the Purchase Price.
7.4 Additional Rules and Procedures
          The obligations of the Vendors or Cameco, as the case may be, (the “Indemnifying Parties”) to indemnify Cameco or the Vendors, as applicable, (the “Indemnitee”) for any Claim shall also be subject to the following:

7.4.1 Any Claim under section 7.1.5 or 7.3.1 arising as a result of a breach of a representation or warranty contained in Article 3 shall be made not later than the date on which, pursuant to section 3.5, such representation or warranty terminated. The parties agree that sections 7.1 and 7.4 set out the sole and exclusive manner by which Cameco may seek monetary compensation from the Vendors for any matter in respect of which Cameco may make a claim under section 7.1. The parties agree that sections 7.3 and 7.4 set out the sole and exclusive manner by which the Vendors may seek monetary compensation from Cameco for any matter in respect of which the Vendors may make a claim under section 7.3.
7.4.2 The parties shall endeavour to resolve any Claim as soon as practicable after written notice by the Indemnitee to the Indemnifying Parties failing which either party may refer the Claim for arbitration at any time and, for greater certainty, if the parties have not resolved any Claim within thirty (30) days after delivery of the written notice the Indemnitee shall be entitled (but not obliged) to initiate arbitration.
7.4.3 Any party intending to make a Claim shall give written notice of the Claim to each Indemnifying Party upon obtaining knowledge of the facts giving rise to the Claim. Such notice shall describe the nature and specify the amount of the Claim.
7.4.4 No party hereunder shall be liable for special or consequential damages.
7.4.5 If any Claim arises as a result of a claim by a third party against the Indemnitee (a “Third Party Claim”), the Indemnitee shall give written notice to each Indemnifying Party of such Third Party Claim promptly and in any event within twenty (20) days after receipt of such notice thereof. Upon receipt of such notice, the Indemnifying Party or the Indemnifying Parties shall, within twenty (20) days after receipt of the notice relating to such Third Party Claim, notify the Indemnitee if the Indemnifying Party or the Indemnifying Parties intend to contest such Third Party Claim. For purposes of making this decision or any other decision with respect to the Third Party Claim, the Vendors and the Guarantor agree that the agreement of any Vendors representing greater than 50% of the percentages set out in section 3.6 shall bind all of the Vendors and the Guarantor. If the Indemnifying Party or the Indemnifying Parties shall fail to give such notice (or in the case of the Vendors, the Vendors representing greater than 50% of the percentages set out in section 3.6 shall fail to reach agreement on this decision), or shall fail to state affirmatively that it or they will contest the same, the Indemnitee shall have the right to undertake the defense, compromise or settlement of the same (acting in good faith) on behalf of and for the account and risk of the Indemnifying Party or the Indemnifying Parties. If the Indemnifying Party or the Indemnifying Parties shall notify the Indemnitee affirmatively and in writing that the Third Party Claim will be contested by the Indemnifying Party or the Indemnifying Parties, then the Indemnifying Party or the Indemnifying Parties shall be entitled to control the defense thereof by counsel of its selection (reasonably satisfactory to the Indemnitee) and at its own expense. So long as the Indemnifying Party or the Indemnifying Parties shall continue to defend such Third Party Claim in good faith, the Indemnitee shall not settle or compromise such claim. Notwithstanding the foregoing, neither the Vendors nor the Guarantor shall settle any Third Party Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnitee, acting reasonably, have a material adverse impact on the Indemnitee.
7.4.6 The parties shall cooperate fully with each other with respect to Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).
7.4.7 A failure to give timely notice as provided in this section 7.4 shall not affect the rights or obligations of any party under this Agreement except if, and only to the extent that, as a result of such failure, the party which was entitled to receive such notice was actually prejudiced.
7.4.8 If at any time prior to the remainder of the Holdback being paid by Cameco to the Vendors pursuant to section 2.6.3, Cameco believes in good faith, in its sole opinion and discretion, that it has a Claim pursuant to section 7.1 against one or more of the Vendors or pursuant to section 4.8 against the Guarantor, Cameco may, at any time upon providing notice in accordance with section 7.4.3 to the Vendors or the Guarantor, as the case may be, apply the amount of such Claim against the Holdback, thereby reducing the amount of the Holdback by the amount of such Claim. Cameco may apply the entire amount of such Claim against the Holdback notwithstanding section 7.2 and irrespective of whether any or all of the Vendors are liable for such Claim. For greater certainty, none of the Vendors nor the Guarantor may prevent Cameco from so applying the amount of such Claim against the Holdback, provided, however, that the Vendors may dispute the validity of the Claim or the amount thereof pursuant to the foregoing provisions of this section 7.4 and section 7.5. If Cameco has applied the amount of any Claim against the Holdback and it is subsequently determined pursuant to sections 7.4 and 7.5 that the Claim was not valid or that the amount of the Claim was equal to an amount less than the amount applied against the Holdback, Cameco shall return to the Holdback the amount of such invalid Claim or the amount of such over application (thereby increasing the amount of the Holdback), together with interest thereon from and including the date the amount of the invalid Claim or over application was applied against the Holdback to but excluding the date the amount was returned to the Holdback at a rate of 4.7% per annum, to the extent that the remainder of the Holdback has not been paid by Cameco to the Vendors pursuant to section 2.6.3, or if the remainder of the Holdback has been paid by Cameco to the Vendors pursuant to section 2.6.3, as directed by an arbitrator pursuant to section 7.5. To the extent Cameco has applied against the Holdback the amount of a Claim which constitutes a several obligation of each of the Vendors under this Agreement, such application shall be apportioned to reduce each Vendor’s liability to Cameco in respect of such Claim in accordance with the proportions set out in section 3.6.
7.5 Arbitration
          Subject to section 2.5, disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, and all other agreements entered into pursuant to the terms of this Agreement (“Disputes”) shall be determined by arbitration under the Arbitration Act, 1991 (Ontario) (the “Arbitration Act”), provided that:
7.5.1 any hearing in the course of the arbitration shall be held in Toronto, Ontario in the English language;
7.5.2 the application of section 7(2) of the Arbitration Act is expressly excluded;
7.5.3 subject to section 44 of the Arbitration Act, any award or determination of an arbitrator shall be final and binding on the parties and there shall be no appeal on any ground, including, for greater certainty, any appeal on a question of law, a question of fact, or a question of mixed fact and law;
7.5.4 despite section 28(1) of the Arbitration Act, an arbitrator shall not, without the written consent of all parties to the arbitration, retain any expert;
7.5.5 an arbitrator may apportion the costs of the arbitration, including the reasonable fees and disbursements of the parties, between or among the parties in such manner as the arbitrator considers reasonable, provided that an arbitrator shall not award costs on a distributive basis;
7.5.6 all awards for the payment of money shall include prejudgment and postjudgment interest in accordance with sections 127 to 130 of the Courts of Justice Act (Ontario) with necessary modifications; and
7.5.7 all matters relating to the arbitration shall be kept confidential to the full extent permitted by Law and no individual shall be appointed as an arbitrator unless he or she agrees in writing to be bound by this dispute resolution provision.
7.6 Special Remedy
          The Vendors and Cameco acknowledge that the Purchased Shares are unique; that if any of them should repudiate this Agreement or breach its obligations to sell or to purchase the Purchased Shares hereunder the quantum of damages sustained by the other (whether the Vendors or Cameco) would be extremely difficult to calculate; and agree that, in such event, the other shall be entitled to the remedy of specific performance (in addition to any other available remedy).
ARTICLE 8
GENERAL MATTERS
8.1 Confidentiality
          After the Closing Date, neither the Vendors nor the Guarantor shall, at any time hereafter, directly or indirectly, use or disclose to any person any confidential or proprietary information, Intellectual Property and confidential facts relating to the Business provided, however, that nothing in this section shall preclude them from disclosing or using such information if:
8.1.1 the information is available to the public or in the public domain at the time of such disclosure or use without breach of this Agreement;
8.1.2 disclosure of the information is required to be made by any present or future Law.
8.2 Public Notices
          No press release or other announcement concerning the transactions contemplated by this Agreement shall be made by the Vendors, the Guarantor or by Cameco without the prior written consent of the others (such consent not to be unreasonably withheld) provided, however, that any party or its Affiliates may, without such consent, make such disclosure if the same is required by any stock exchange on which any of the securities of such party or any of its Affiliates are listed or by any securities commission or other similar regulatory authority having jurisdiction over such party or any of its Affiliates, and if such disclosure is required, the party making the disclosure shall use reasonable efforts to give prior oral or written notice to the others, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure.
8.3 Expenses
          Each of the Vendors, the Guarantor and Cameco shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) and any brokerage commission, finder’s fee or other similar payment incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transactions contemplated hereby.
8.4 Assignment
          Except as provided in this section, no party may assign its rights or benefits under this Agreement and any purported assignment in violation of this section shall be void. Cameco may, at any time:
8.4.1 assign all or any part of its rights and benefits under this Agreement to any Person if:
8.4.1.1 the Vendors’ prior written consent has been obtained, such consent not to be unreasonably withheld; and
8.4.1.2 the assignee delivers to the Vendors an instrument in writing executed by the assignee confirming that it is bound by and shall perform all of the obligations of Cameco under this Agreement as if it were an original signatory; or

8.4.2 assign all or any part of its rights and benefits under this Agreement to any Affiliate of Cameco who delivers an instrument in writing to the Vendors similar to the one contemplated by section 8.4.1.2;
provided that no assignment contemplated above shall relieve Cameco of its obligations under this Agreement. In the event of an assignment contemplated above, any reference in this Agreement to Cameco shall be deemed to include the assignee.
8.5 Notices
          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication shall be effective only upon actual receipt by the individual designated below or an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:
If to Cameco:
Cameco Corporation
2121 — 11th Street West
Saskatoon, Saskatchewan
Canada
S7M 1J3
Attention: Vice-President, Law and General Counsel
Telecopier number: (306) 956-6408
If to the Vendors and/or the Guarantor:
c/o Contor Industries Limited
Suite 200
51 Yonge Street
Toronto, Ontario
M5E 1J1
Attention: President
Telecopier number: (416) 360-5622
8.6 Further Assurances
          Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement in a timely manner and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

8.7 Facsimile Execution and Counterparts
          This Agreement may be signed in facsimile and in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.
8.8 Successors and Assigns
          This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors (including, for greater certainty, any Persons resulting from the amalgamation or continuation of a party to this Agreement) and permitted assigns.
8.9 Time of Essence
          Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

CAMECO CORPORATION

By: “Gerald W. Grandey”

Name:	Gerald W. Grandey
Title:	President and Chief Executive Officer

By: “George B. Assie”

Name:	George B. Assie
Title:	Senior Vice-President
Marketing and Business Development
Witness

“Deirdre E. Walcot”	“Robert J. Bradshaw”

Name: Deirdre E. Walcot	Robert J. Bradshaw
Address:
Witness

“Deirdre E. Walcot”	“Lloyd R. Jones”

Name: Deirdre E. Walcot	Lloyd R. Jones
Address:
Witness

“Deirdre E. Walcot”	“R. Douglas Kneebone”

Name: Deirdre E. Walcot	R. Douglas Kneebone
Address:

Witness

“Deirdre E. Walcot”	“George A. Wilson”

Name: Deirdre E. Walcot	George A. Wilson
Address:

757267 ONTARIO LIMITED

By: “Lisanne Hill”

	Name:	Lisanne Hill
	Title:	President

By:

Name:
Title:
Witness

“Deirdre E. Walcot”	“Lisanne Hill”

Name: Deirdre E. Walcot	Lisanne Hill
Address:

SCHEDULE 5.1.3
Opinion of Vendors’ Counsel
1.	Each of the Vendors who is an individual and the Guarantor have the power and capacity to enter into, and to perform their obligations under, the Share Acquisition Agreement.

2.	Each of the Vendors that is a corporation is incorporated and existing under the laws of Ontario and has the corporate power and capacity to enter into, and to perform its obligations under, the Share Acquisition Agreement.

3.	All necessary corporate action has been taken by each of the Vendors that is a corporation to authorize the execution and delivery by it of the Share Acquisition Agreement.

4.	The Share Acquisition Agreement has been duly executed and delivered by each of the Vendors and the Guarantor and constitutes a legal, valid and binding obligation of each of the Vendors and the Guarantor, enforceable in accordance with its terms.

5.	Benshar is incorporated and organized and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own or lease its properties and assets and to carry on its Business.

6.	Zircatec is incorporated and organized and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own or lease its properties and assets and to carry on its Business.

7.	The authorized capital of Benshar consists of an unlimited number of Class A common shares, of which 1450.670 common shares have been validly issued and are outstanding as fully paid and non-assessable, and an unlimited number of Class B common shares, of which 3,989.330 have been validly issued and are outstanding as fully paid and non-assessable. Robert Bradshaw is the registered and beneficial owner of 2,901.330 Class B common shares, 757267 Ontario Limited is the registered and beneficial owner of 1450.670 Class A common shares, Lloyd Jones is the registered and beneficial owner of 725.330 Class B common shares, R. Douglas Kneebone is the registered and beneficial owner of 181.335 Class B common shares and George Wilson is the registered and beneficial owner of 181.335 Class B common shares, each in the capital of Benshar, free and clear of any Charge, these being all of the issued and outstanding securities of Benshar.

8.	The authorized capital of Zircatec consists of an unlimited number of common shares, of which 460 common shares have been validly issued and are outstanding as fully paid and non-assessable, and an unlimited number of Class A common shares, of which 540 Class A common shares have been validly issued and are outstanding as fully paid and non-assessable. Benshar is the registered and beneficial owner of 460 common shares and 540 Class A common shares, each in the capital of Zircatec, free and clear of any Charge, these being all of the issued and outstanding securities of Zircatec.

9.	All necessary corporate action has been taken by Benshar to approve the transfer of the Purchased Shares to Cameco.

10.	Assuming payment by Cameco of the consideration for the Purchased Shares pursuant to the Share Acquisition Agreement, and that Cameco has no notice of any adverse claim in respect of such Purchased Shares, and that Cameco is acting in good faith, upon delivery to Cameco by the Vendors of share certificates representing such Purchased Shares duly endorsed for transfer to Cameco or in blank by the Vendors or authorized officers thereof, Cameco will acquire such Purchased Shares, free of any adverse claim.

11.	The execution and delivery of the Share Acquisition Agreement and the performance thereof do not and will not contravene, breach or result in any default under the articles or by-laws of any Vendor that is a corporation or any law, statute, rule or regulation to which any of the Vendors or the Guarantor is subject and which may affect the legality, validity or enforceability of the Share Acquisition Agreement, or, to the best of our knowledge, under any indenture, agreement or other legally binding instrument to which any Vendor or the Guarantor is a party or by which any of them or any of their respective properties or assets may be bound.

12.	Except as set out in Schedule A to this opinion, to the best of our knowledge,
(a)	there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “proceedings”) against or involving Benshar or Zircatec (whether in progress or threatened);

(b)	no event has occurred which might give rise to any proceedings; and

(c)	there is no judgment, decree, injunction, rule, award or order of any court, government department, board, commission, agency, arbitrator or similar body outstanding against Benshar or Zircatec.

SCHEDULE 5.1.7
Non-Solicitation and Confidentiality Agreement
THIS AGREEMENT is made as of the ■ day of ■, 2005
BETWEEN:
■, of the City of ■, Province of Ontario
(the “Covenantor”)
— and —
Cameco Corporation, a corporation existing under the laws of Canada
(the “Purchaser”)
— and —
Zircatec Precision Industries Inc., a corporation existing under the laws of the Province of Ontario
(the “Corporation”)
RECITALS:
A.	Pursuant to a share acquisition agreement (the “Purchase Agreement”) dated as of December 2, 2005 between Robert J. Bradshaw, Lloyd R. Jones, R. Douglas Kneebone, George A. Wilson and 757267 Ontario Limited (collectively, the “Vendors”), Lisanne Hill, as guarantor, and the Purchaser, the Purchaser agreed to purchase and the Vendors agreed to sell all of the issued and outstanding shares of Benshar Holdings Limited (“Benshar”);

B.	Benshar owns all of the issued and outstanding shares of the Corporation;

C.	It is a condition precedent to the closings under the Purchase Agreement that the Covenantor execute and deliver this agreement;

D.	The Covenantor acknowledges that this agreement is essential to ensuring that the Purchaser receives the full benefit of the goodwill of the Corporation’s business and that the Corporation can preserve that goodwill and, accordingly, the Covenantor is willing to enter into this agreement in order to ensure that the goodwill of the Corporation’s business is not impaired by action of the Covenantor; and

E.	The Covenantor acknowledges that this agreement is an integral part of the transactions contemplated by the Purchase Agreement and that the Purchaser is relying on the agreements and acknowledgements given herein by the Covenantor.
              NOW THEREFORE in consideration of the foregoing, the sum of $1.00 (the receipt of which is hereby acknowledged) and other good and valuable consideration, including pursuant to the Purchase Agreement (the receipt and sufficiency of which are hereby acknowledged), the Covenantor agrees with the Purchaser and the Corporation as follows:
1. Definitions
              In this agreement,
1.1 “Confidential Information” means (i) all information and material of or relating to the Corporation or its business or affairs, in oral, written, graphic, electronic, or any other form or medium, which has or shall come into the Covenantor’s possession or knowledge, including information and material concerning the Corporation’s past, present or future customers, suppliers, technology, or business; (ii) any analyses, compilations, studies or other Documents prepared by the Covenantor or for the Covenantor’s use containing, incorporating or reflecting any such information or material; and (iii) for greater certainty, all such information about an identifiable individual or other information that is subject to any federal, provincial or other applicable statute, law or regulation of any governmental or regulatory authority in Canada relating to the collection, use, storage and/or disclosure of information about an identifiable individual, including the Personal Information and Protection of Electronic Documents Act (Canada) and equivalent provincial legislation. For the purposes of this definition, “information” and “material” includes know-how, data, patents, copyrights, trade secrets, processes, business rules, tools, business processes, techniques, programs, designs, formulae, marketing, advertising, financial, commercial, sales or programming materials, equipment configurations, system access codes and passwords, written materials, compositions, drawings, diagrams, computer programs, studies, works in progress, visual demonstrations, ideas, concepts, and other data.
1.2 “Documents” includes any embodiment, in written, graphic, audio, video, electronic, or any other form or medium, which contains any Confidential Information, including any and all copies, papers, reproductions, slides and microfilms and any electronic media such as disks, tapes, other magnetic media, computer software and computer storage systems.

1.3 “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.
2. Employees
          The Covenantor shall not, for a period of two years from the date hereof, directly or indirectly, hire any employees of or consultants to the Corporation or induce or attempt to induce any of the employees of or consultants to the Corporation to leave their employment or any arrangement under which services are provided to or for the benefit of the Corporation.
3. Customers
          The Covenantor shall not, for a period of two years from the date hereof, directly or indirectly, solicit or contact any customers of the Corporation for the purpose of selling to those customers any products or services which are the same as or substantially similar to, or in any way competitive with, the products or services of the Corporation.
4. Corporation’s Name
          The Covenantor shall not, directly or indirectly, carry on business in future under the name of the Corporation.
5. No Impairment
          The Covenantor shall not do or cause or permit to be done any acts which may impair the relationship between the Corporation and its suppliers, customers, employees or any other Person.
6. Confidentiality
          The Covenantor shall not, at any time hereafter, directly or indirectly, use or disclose to any Person any Confidential Information, provided, however, that nothing in this section shall preclude the Covenantor from disclosing or using Confidential Information if:
6.1 the Confidential Information is publicly available as of the date hereof or it becomes publicly available after the date hereof through no fault of the Covenantor (but only after it becomes publicly available); or

6.2 the Covenantor is advised by legal counsel in writing that disclosure of the Confidential Information is required to be made by any present or future law, regulation, governmental body, or authority or by court order.
          At the request of either the Purchaser or the Corporation, the Covenantor shall: (i) return or cause to be returned to the Purchaser or the Corporation, as the case may be, or destroyed, all copies of the Confidential Information and Documents in [its/his] possession or control; and (ii) destroy all copies of any analyses, compilations, studies or other Documents prepared by the Covenantor or for the Covenantor’s use containing, incorporating or reflecting any Confidential Information, in any case, before the close of business on the fifth business day following the date of any request by the Purchaser or the Corporation to return or destroy the Confidential Information, provided that the Covenantor shall be permitted to retain one copy of any such returned or destroyed Confidential Information or Documents if it is relevant to any liability the Covenantor may have under the Purchase Agreement until the expiry of the relevant survival period under the Purchase Agreement in respect of such liability, at which time such Confidential Information or Documents shall be so returned or destroyed. The Covenantor shall certify in writing [its/his]compliance with this section forthwith after having so complied and the Covenantor shall provide to the Purchaser or the Corporation, as the case may be, a certificate to that effect.
          The Covenantor acknowledges and agrees that the obligations under this section shall be perpetual and remain in effect indefinitely.
7. Covenantor’s Acknowledgements and Agreements
          The Covenantor acknowledges and agrees:
7.1 that the covenants contained herein are intended to ensure that the Purchaser receives the full benefit of the goodwill of the business carried on by the Corporation including, without limitation, the Covenantor’s relationship with customers and suppliers and the Confidential Information relating to the Corporation’s business;
7.2 that to transfer effectively the goodwill of the Corporation’s business to the Purchaser will require a minimum of two years; and
7.3 that breach of any section of this Agreement will cause serious and irreparable harm to the Purchaser, the Corporation and the Corporation’s business.

          The Covenantor agrees that the Purchaser is relying on the acknowledgements and agreements contained herein in connection with its purchase of the shares of Benshar.
8. Invalidity of Provisions
          Each of the provisions contained in this agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this agreement invalid or unenforceable in any respect. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.
9. Remedies
          The Covenantor acknowledges that a breach or threatened breach by the Covenantor of any provision of this agreement will result in the Purchaser and the Corporation suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Covenantor agrees that, in addition to any other relief to which the Purchaser or the Corporation may become entitled, the Purchaser and the Corporation shall be entitled to seek interim and permanent injunctive relief, specific performance and other equitable remedies.
10. Amendment
          No modification, amendment or waiver of any of the provisions of this agreement shall be effective unless made with the prior written consents of the Purchaser and the Corporation.
11. Enurement
          This agreement shall enure to the benefit of the Purchaser and the Corporation and their successors and assigns, respectively, and shall be binding upon the Covenantor [and its successors and assigns/, his heirs, executors, administrators and personal representatives].

12. Governing Law
          This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
          IN WITNESS WHEREOF the parties have executed this agreement.
Witness

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CAMECO CORPORATION
By:
Name:
Title:

By:
Name:
Title:

ZIRCATEC PRECISION INDUSTRIES INC.
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 5.2.3
Opinion of Cameco’s Counsel
1.	Cameco is incorporated and existing under the laws of Canada and has the corporate power and capacity to enter into, and to perform its obligations under, the Share Acquisition Agreement.

2.	All necessary corporate action has been taken by Cameco to authorize the execution and delivery by it of the Share Acquisition Agreement.

3.	The Share Acquisition Agreement has been duly executed and delivered by Cameco and constitutes a legal, valid and binding obligation of Cameco, enforceable in accordance with its terms.

4.	The execution and delivery of the Share Acquisition Agreement and the performance thereof do not and will not contravene, breach or result in any default under the articles or by-laws of Cameco or any law, statute, rule or regulation to which Cameco is subject and which may affect the legality, validity or enforceability of the Share Acquisition Agreement, or, to the best of our knowledge, under any indenture, agreement or other legally binding instrument to which Cameco is a party or by which Cameco or any of its respective properties or assets may be bound.